                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For     AMENDMENT NO. 1 TO FORM 6-K FILED 2/4/02 WITH RESPECT TO THE
   ----------------------------------------------------------------------------
        FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2001 FINANCIAL RESULTS
-------------------------------------------------------------------------------

         QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)
-------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
-------------------------------------------------------------------------------
                     (Address of Principal Executive Office)

The undersigned registrant hereby amends the following item of its Form 6-K filed on February 4, 2002 with respect to its Fourth Quarter and Year Ended December 31, 2001 Financial Results:

     Item 3, Consolidated Financial Statements of Quebecor World Inc. and its Subsidiaries for the years ended December 31, 2001, 2000 and 1999/Management's Discussion and Analysis of Financial Condition and Results of Operation (specifically, Figure 3 contained in Management's Discussion and Analysis of Financial Condition and Results of Operation).

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                   Form 40-F   X
         -----                                        -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                           No  X
   -----                        -----

                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index


1. Consolidated Financial Statements of Quebecor World Inc. and its Subsidiaries for the years ended December 31, 2001, 2000 and 1999/Management's Discussion and Analysis of Financial Condition and Results of Operation (specifically, Figure 3 contained in Management's Discussion and Analysis of Financial Condition and Results of Operation).

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             QUEBECOR WORLD INC.



                             By:   /s/ Michael Young
                                  ------------------------------------------
                             Name:   Michael Young
                             Title:  Vice President and Corporate Controller



Date: February 6, 2002

                 Consolidated Financial Statements of


                 QUEBECOR WORLD INC.
                 AND ITS SUBSIDIARIES



                 Years ended December 31, 2001, 2000 and 1999

TABLE OF CONTENTS



                                                                                         Page
Management's discussion and analysis of financial condition and results of operations....   2

Management's Responsibility for Financial Statements.....................................  14

Auditors' Report to the Shareholders.....................................................  15

Consolidated Statements of Income........................................................  16

Consolidated Balance Sheets..............................................................  17

Consolidated Statements of Shareholders' Equity..........................................  19

Consolidated Statements of Cash Flows....................................................  22

Notes to Consolidated Financial Statements...............................................  23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


OVERVIEW
--------

We are the largest commercial print media services company in the world. We are market leaders in most of our product categories and geographies. This market-leading position has been built through a combination of successfully integrated acquisitions, investment in key strategic technologies and a commitment to building long-term partnerships with the world's leading print media customers.

We have facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

MARKET REVIEW
-------------

FIRST ADVERTISING RECESSION IN A DECADE

The year 2001 has been difficult for the print media industry. The U.S. economy started slowing rapidly at the end of 2000, and this continued as the year 2001 progressed. During the summer, the European markets, which had until then been performing well, slowed sharply, with the French market, in particular, recording declines in advertising spending and printing volumes. This was the backdrop to the tragic events of September 11th.

Following September 11th, the very weak print media markets of the U.S. and Europe suffered a sudden and unexpected drop in volumes, resulting in lower net income in 2001 compared to that in 2000. Traditionally, more than 40% of our operating income is generated in the last 4 months of the year.

Our business is structured along geographic lines in North America, Europe and Latin America. Within North America, which represents over 80% of our total revenue, we are organized around a number of business groups. The diversity of these business groups have helped to mitigate the twin effects of a slow world economy and September 11th, with some areas of the business performing better than others.

MAGAZINE & CATALOG
The Magazine & Catalog Group's revenues fell by 12% to $1,772 million in 2001, from $2,005 million in 2000. Consumer magazines have seen a significant decline in advertising pages during the year (figure 1). This decline accelerated sharply in the 3rd quarter, culminating in a dramatic drop in overall page counts post-September 11th (figure 2). An example of the effect on our business following September 11th, relates to our enviable position as the major supplier of print media services to the hotel and travel industry within North America: we suffered an immediate and very substantial fall in volume, the speed of which prevented our normal aggressive approach to cost control.

Figure 1

[GRAPHS]

                     MAGAZINES ADVERTISING PAGES-PERCENTAGE CHANGE YEAR-ON-YEAR

-8.76%    4.38%     8.23%     2.04%     15.39%     2.59%     8.23%     4.76%     5.36%     10.1%    -11.7%

  1991     1992      1993      1994       1995      1996      1997      1998      1999      2000      2001


Figure 2

[GRAPHS]

               MAGAZINE ADVERTISING PAGES-PERCENTAGE CHANGE MONTHLY 2001 VS 2000

Jan       Feb       Mar      Apr      May      Jun      Jul      Aug      Sep      Oct      Nov      Dec

-0.9%     -9.8%    -7.9%    -9.3%   -16.8%   -18.4%   -17.2%   -12.3%    -9.9%   -16.7%   -17.5%   -19.3%


We still enjoy a tremendous market-leading platform, and volumes will recover strongly when the general economic climate improves.

Quebecor World Inc. and its subsidiaries                                  Page 2

COMMERCIAL & DIRECT
The Commercial & Direct Group's revenues fell by 13% to $865 million in 2001, from $999 million in 2000.

Direct mail performed well during the first half of the year. However, following September 11th and the anthrax scares, this business saw very substantial and immediate declines in volumes, largely recovered since, due to the short lead times between order and production.

The Commercial business tracks the general economic performance and, therefore, has suffered all year from weak demand, with significant falls in volume in the 4th quarter of 2001.

RETAIL
The Retail Group's revenues increased by 17% to $1,118 million in 2001, from $959 million in 2000.

In July 2001, we acquired Retail Printing Corporation of Taunton, Massachusetts. This acquisition accounts for $47 million of the $159 million revenue growth.

Our retail business is driven by retail promotional campaigns. These campaigns have a direct effect on store traffic, and therefore retail volumes. Due to this connection between advertising and store trafic, the retailers, typically, continue to produce promotional campaigns, regardless of the general economic environment, in order to maintain volumes.

BOOK SERVICES
The Book Group's revenues fell by 14% to $513 million in 2001, from $597 million in 2000. Book printing suffered in the first half of the year as publishers worked inventory levels down following a very good 2000 holiday season. There was also a general absence of new best-seller launches. Those titles that were released suffered from below normal initial-run lengths and delays before publishers felt confident enough to order reprints. This lack of volume in the first half forced utilization levels down substantially. The 3rd quarter of the year showed signs of a recovery compared to the first half, but volumes slumped again after September 11th.

DIRECTORY
The Directory Group's revenues increased by 9% to $466 million in 2001, from $427 million in 2000. This business performed very strongly all year, with record revenues and earnings. The volume in this sector is based around local advertising, as opposed to national campaigns, and therefore tends to lag the general economy by approximately 6 months, but currently volumes remain high.

OTHER REVENUES
Other sources of revenues in our domestic North American business, include mainly Que-Net Media TM (pre-media services) and the Eastern Canada Group which services eastern Canada and exports from Canadian facilities into the U.S.

The Que-Net Media TM Group's revenues fell by 9% to $112 million in 2001, from $123 million in 2000. This business offers services to our main print media businesses, such as the Magazine & Catalog Group, and, therefore, has suffered from the fall in volumes experienced elsewhere in the platform.


Quebecor World Inc. and its subsidiaries                                  Page 3

The Eastern Canada Group's revenues fell by 4% to $240 million in 2001, from $249 million in 2000. The Eastern Canada Group services the French-speaking markets and follows the general economic climate. Editorial and advertising page counts have been depressed all year, with the reduction in volume increasing in the 4th quarter. This weakness in demand is significantly less than that in equivalent markets in the U.S.

EUROPE
The European Group's revenues were $891 million in 2001 compared to $890 million in 2000. The European market lagged behind the North American market, with volumes and prices showing significant declines from the end of June 2001. The French market was particularly hard hit, but all markets showed weakness from the middle of the year.

LATIN AMERICA
The Latin American Group's revenues increased by 44% to $161 million in 2001, from $112 million in 2000. The Latin American market showed none of the weakness portrayed in other parts of the world, and revenue continued to grow strongly. Major new contracts should ensure significant growth in 2002.

Figure 3

[GRAPHS]

            REVENUE BY PRODUCT GROUP ($ millions)

Book                                $597           2000
                                    $513           2001

Magazine & Catalog                $2,005           2000
                                  $1,772           2001

Retail                              $959           2000
                                  $1,118           2001

Directory                           $427           2000
                                    $466           2001

Commercial & Direct                 $999           2000
                                    $865           2001

Europe                              $890           2000
                                    $891           2001

Latin America                       $112           2000
                                    $161           2001

Other Revenues                      $532           2000
                                    $534           2001


YEAR 2001 COMPARED TO YEAR 2000
-------------------------------

Due to a soft world economy and the unprecedented economic fallout following September 11th, operating income before restructuring and other charges fell from $725 million in 2000 to $618 million in 2001, a 15% decrease. This fall in operating income was predominantly due to reduced volumes, particularly in the last 4 months of the year, when traditionally we generate approximately 40% of our operating income.

Revenue decreased from $6,521 million in 2000 to $6,320 million in 2001, a decrease of 3%. This decrease in revenue does not accurately reflect the overall volume decrease suffered in the year due to an increase in the proportion of paper purchased by us.

Paper is the principal raw material consumed in printing. While we often purchase paper to supply to our customers, many customers have traditionally chosen to supply their own paper. The percentage of paper purchased by us, therefore, is a key driver in determining the absolute level of revenue.

Operating margins declined to 9.8% in 2001 from a record level of 11.1% in 2000, which still represents industry-leading margins. Higher paper sales, increased ink prices, higher energy costs and lower recovery from recycled materials combined with reduced capacity utilization, were largely responsible for lower margins.

Quebecor World Inc. and its subsidiaries                                  Page 4

In addition to increases in our raw materials and energy costs, the sudden fall in demand experienced immediately after September 11th reduced volume significantly, this at a time when capacity utilization levels were expected to be at a maximum. In some market segments, the speed at which volumes dropped prevented a corresponding and equivalent reduction in manufacturing costs. This mismatch between volume and capacity utilization in the last 4 months of the year damaged the short-term profitability of the business.

During the 4th quarter, in response to the sudden shift in demand, post-September 11th, we announced that we would implement a restructuring plan to shut down underperforming business units, redeploy assets and reduce our workforce. These restructuring initiatives were undertaken to ensure that our cost base is realigned to a reduced level of recurring revenues and to better position ourselves for future economic recovery.

Depreciation and amortization was $338 million in 2001, compared to $345 million in 2000. This decrease was primarily due to the closure of facilities and the disposal of equipment following the successful integration of World Color. This integration process, which commenced after the acquisition, progressed through 2000 and was completed during the first half of 2001.

Selling, general and administrative expenses were $486 million compared to $459 million in 2000. In 2000, we sold our CD-ROM replication business and generated a gain of $13 million which was recorded as a reduction in selling, general and administrative expense. If this one-time item is excluded from the comparison, then the year-on-year increase in selling, general and administrative expenses was $14 million, mainly due to increased selling costs incurred in the year to help maintain volumes in a rapidly weakening economic climate.

Our domestic business performed well for the first 6 months of the year, in soft market conditions. This challenging market continued into the 3rd quarter of the year. Markets began to improve as the quarter progressed, which was demonstrated by an upturn in magazine advertising pages published (figure 2). This fragile recovery collapsed following the tragic events of September 11th, at a time when capacity utilization levels were expected to be at a maximum and costs were in place to effectively handle the expected seasonal volume.

Our European business, excluding France, performed well in difficult market conditions. In France, significant losses were incurred during the year in two manufacturing facilities. These manufacturing facilities suffered from low volume, inefficiency, quality problems and labor disruption. A detailed plan of improvement was implemented during the year, and the benefits of this plan are expected to be progressively realized during 2002.

In 2001, our European results, when translated into U.S. currency, have been adversely affected by the low value of the Euro relative to 2000.

Latin America performed well, with our new Recife facility becoming operational during the year. Operating income in the year, however, was affected by the normal and expected start-up costs being expensed to earnings as incurred. The benefits of the new facility should be realized during 2002 and beyond.

In 2001, our Latin American results, when translated into U.S. currency, have been adversely affected by the low value of local currencies relative to 2000.

Quebecor World Inc. and its subsidiaries                                  Page 5

Financial expenses were $209 million in 2001, compared to $231 million in 2000. The decrease was due to lower levels of debt, together with reduced interest rates.

Income taxes were $52 million in 2001. Before restructuring and other special charges, income taxes were $96 million or 23.4% compared to $138 million in 2000, with an effective rate of 27.8%. The decrease in income taxes is due to lower profitability, and an increase in profits generated in countries with a lower overall tax rate.

$1.6 BILLION OF FREE CASH FLOW GENERATED OVER THE LAST 3 FISCAL YEARS

YEAR 2000 COMPARED TO YEAR 1999
-------------------------------

In 2000, the world economy and, in particular, the North American economy, performed very strongly. We achieved record net income of $293 million, compared with $205 million in 1999, before restructuring and other charges. This increase represents 43% year-on-year growth.

Revenue increased by $1,568 million, or 32%, in 2000, from $4,953 million in 1999 to $6,521 million. This increase was mainly due to the acquisition of World Color Press in August 1999. Cost of sales grew by 30% to $4,992 million, which was broadly in line with the growth in revenue, and reflects the World Color acquisition.

Gross margins improved from 22.3% in 1999 to 23.5% in 2000. This improvement was due to efficiencies being realized from the integration of World Color and the ongoing capital investment programs.

Depreciation and amortization costs increased from $286 million to $345 million due to the acquisition of World Color. Selling, general and administrative expenses likewise increased due to the acquisition of World Color. The 2000 expense of $459 million benefited from a $13 million gain from the sale of our CD-ROM replication business.

Financial expenses increased from $122 million in 1999 to $231 million in 2000 due to the increased debt levels incurred as a result of the World Color acquisition. The effective rate of income taxes fell from 28.4% to 27.8% in 2000 due to a different mix of international tax rates when compared to that in 1999.

Quebecor World Inc. and its subsidiaries                                  Page 6

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
----------------------------------------------------

Despite a difficult year, our market-leading position in most of our diversified markets ensures that we enjoy strong and stable cash flows. In 2001, free cash flow from operations was $287 million, resulting in a total of $1.6 billion over the last 3 fiscal years. This cash flow was used to make selective business acquisitions, pay down debt, and increase returns to shareholders through increased common share dividends and repurchase of shares for cancellation.

Figure 4

[GRAPHS]

     FREE CASH FLOW ($ millions)

       $277        $677      $1,425       $1,587

      1998(1)     1999(1)     2000(1)      2001(1)

(1) 3 Year Cumulative


CASH FLOW FROM OPERATING ACTIVITIES
-----------------------------------

Cash flow from operating activities was $577 million in 2001, compared to $918 million in 2000. This reduction in the amount of funds generated from operations is attributable to the timing of income tax payments, cash costs of restructuring and lower overall profitability.

Working capital in 2001 was ($194) million, compared to ($67 ) million in 2000. Accounts receivable days outstanding have fallen in the year, despite the difficult economic conditions in 2001, when compared to 2000. We invested in trade payables and accrued liabilities for most of the year in order to maximize benefits from supply chain initiatives, resulting in a decrease from the 2000 level of $1,155 million to $1,024 million. During the year, $80 million of cash costs were incurred in implementing the various integration and restructuring initiatives.

During the year a new European securitization program for accounts receivable was initiated for $124 million.

Figure 5

                           NORMAL COURSE ISSUER BIDS

                                                                       2000 and 2001
Shares Repurchased                  2000 Program     2001 Program        Combined
------------------                  ------------     ------------      -------------
Number of shares                       3,188,492        3,543,700         6,732,192

                            Cdn$           36.05            40.57             38.43
Average Price per Share
                            U.S.$          24.84            27.70             26.35

Total US$                             79,218,024       98,146,976       177,365,000


FINANCING ACTIVITIES
--------------------

During 2000 and 2001, we repurchased subordinate voting shares under our Normal Course Issuer Bid announced in April 2000 and April 2001. The chart above (figure 5) gives details of purchases made under both programs.

In February 2001, we issued in the Canadian capital markets a total of 8,000,000, 6.75%, Cumulative Redeemable First Preferred Shares, Series 4, at Cdn$25.00 ($16.27) per share, for aggregate proceeds of Cdn$200 million ($130 million). This financing initiative reinforced the capital structure for future growth.

In March 2001, in order to diversify funding sources, we issued Senior Notes for a principal amount of $250 million to a group of private U.S. investors. These mature on March 28, 2006 and bear interest at 7.2% annually.

In August 2001, we issued in the Canadian capital markets a total of 7,000,000, 6.90%, Cumulative Redeemable First Preferred Shares, Series 5, at Cdn$25.00 ($16.27) per share, for aggregate proceeds of Cdn$175 million ($114 million).

During 2001, we canceled the remaining balance of the $1.25 billion bank facility established at the time of the World Color merger.

Quebecor World Inc. and its subsidiaries                                  Page 7

In July 2000, we issued Senior Notes for a principal amount of $250 million comprised of two tranches. The first tranche of $175 million, bearing an interest rate of 8.42%, matures on July 15, 2010, while the second tranche of $75 million, bearing an interest rate of 8.52%, matures on July 15, 2012.

In September 2000, we issued Senior Notes for a principal amount of $121 million comprised of two tranches. The first tranche of $91 million bears interest at 8.54% and matures on September 15, 2015, while the second tranche of $30 million bears interest at 8.69% and matures on September 15, 2020.

Dividends paid to shareholders of Multiple Voting Shares and Subordinate Voting Shares totaled $0.46 per share, compared to $0.33 per share in 2000 and $0.28 per share in 1999, an increase of 39% over 2000 and 64% from 1999. We paid dividends of Cdn$1.25 per share on our First Preferred Shares, Series 2, in 2001, 2000 and 1999.

We paid dividends of Cdn$1.27 per share on our First Preferred Shares, Series 4, and Cdn$0.51 per share on our First Preferred Shares, Series 5.

CASH USED IN INVESTING ACTIVITIES
We invest in our business to improve efficiency, expand capacity, increase our geographic footprint and extend our product lines. During 2001, we invested $278 million on capital expenditure projects, compared to $242 million in 2000. Key expenditures included the following items:

         o    North America
              The installation of the world's largest web offset directory press, together with an expansion of our West Coast retail platform;

         o    Europe
              The expansion of our Spanish business in Barcelona, allowing us to enter the European directory market, and the establishment of a direct mail facility in the United Kingdom;

         o    Latin America
              The building and commissioning of our Recife facility in Brazil and the expansion of our newly acquired directory business in Mexico.

In February 2001, we acquired a controlling interest in the Spanish pre-media company Espacio y Punto. This acquisition gives us a European pre-media platform to develop along the lines of those employed in North America under Que-Net Media(TM).

In March 2001, we acquired the minority interests of our subsidiaries in Argentina, Peru, and increased our shareholding in our Colombian Subsidiary.

In March 2001, we acquired a controlling interest in the Brazilian printer Graphica Melhoramentos. The Sao Paulo-based company prints trade and text books, magazines, directories and catalogs.

Quebecor World Inc. and its subsidiaries                                  Page 8

In July 2001, we acquired Retail Printing Corporation. The Massachussets-based printer, with its two plants in Taunton and Nashville (Tennessee), enhances our retail platform and allows us to provide printing services to retail and newspaper insert customers from coast to coast in the United States.

In August 2001, we acquired the manufacturing assets of Grupo Serla. This Mexican business is a primary printer of educational textbooks and a secondary printer of directories.

In September 2001, we entered into a binding agreement, pending regulatory approval, to purchase the printing, finishing and logistics assets of Hachette Filipacchi Medias in Europe. The assets include printing and bindery facilities in France and 50% ownership of Helio Charleroi in Belgium. We also secured a long-term contract to print Hachette publications in France.

In 2000, $44 million of net cash was generated from the proceeds of the sale of the operating assets of our North American CD-ROM replication business, $13 million from the disposal of our investment in MDC Communication Corporation and $24 million from disposal of buildings and other assets. In 2000, $13.5 million was invested in Nurun Inc., an affiliated company, in order to secure technology and achieve efficiencies in supply chain management.


A STRONG BALANCE SHEET, DEBT-TO-CAPITALIZATION CONTINUES TO IMPROVE.
--------------------------------------------------------------------

FINANCIAL POSITION
------------------

We have succeeded in reducing debt levels during the year, and our debt-to-capitalization ratio currently stands at 46:54, from 47:53 in 2000 (figure 6). During 2000, our focus was on paying down debt. In 2001, this focus has been combined with repurchasing shares in order to increase shareholder's returns.

We believe that our liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments for the foreseeable future. Our total principal payments on long-term debt and convertible notes are $57 million in 2002 and $23 million in 2003.


Figure 6

[GRAPHS]


       TOTAL DEBT-TO-CAPITALIZATION

     2001 Ratio Debt-to-Capitalization         46:54
          Debt                                 2,132

     2000 Ratio Debt-to-Capitalization         47:53
          Debt                                 2,212

     1999 Ratio Debt-to-Capitalization         55:45
          Debt                                 2,846


RESTRUCTURING
-------------

THE RESTRUCTURING INITIATIVES POSITION THE COMPANY FOR STRONG GROWTH WHEN WORLD MARKETS RECOVER.

In 2001, due to the unprecedented economic fallout following September 11th, we announced that we would restructure our business with the aim of removing the least efficient equipment, without materially affecting the overall capacity of our platform. The restructuring and other charges required to achieve this goal total $273 million. The restructuring plan involves the closure of facilities, together with the rationalization of numerous other plants. We currently expect that this restructuring will generate $45 million annualized earnings improvement. The restructuring and other charges comprise the following three basic components:

         o Cash costs relating to the severance of employees, real estate and other costs associated with exiting facilities;

Quebecor World Inc. and its subsidiaries                                  Page 9

         o Non-cash costs of $114 million associated with the impairment of assets that will no longer be used in the business on an ongoing basis;

         o Non-cash costs of $29 million associated with exiting investments and non-core businesses, together with cash costs of $15 million required in order to complete the World Color integration.

In 2000, we launched a restructured initiative of our European business and recorded a restructuring charge of $28 million; $3 million of this charge was not required and was reversed on the income statement in 2001. On the income statement in 2000, we also reversed $31 million of restructuring charges that were originally taken as part of the integration costs related to the World Color acquisition in 1999.

RISK MANAGEMENT
---------------

In the normal course of business, we are exposed to changes in interest rates and foreign exchange rates. We manage our interest rate exposure by having a balanced variety of debt maturities as well as a combination of fixed and floating rate obligations. In addition, we have entered into interest rate swap agreements to manage this exposure. Contracts outstanding at year end have a notional value of $993 million, of which $107 million is denominated in Cdn$ and $3 million is denominated in Euro. These contracts expire between March 2002 and January 2007.

We have also entered into foreign-exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage our foreign exchange exposure on certain liabilities. Foreign-exchange forward contracts and cross-currency interest rate swap contracts outstanding at year end have a notional value of $336 million and $162 million respectively, and expire between January 2002 and December 2004.

While the counterpart of these agreements exposes us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the parties with whom we deal. We do not hold or issue any derivative financial instruments for speculative purposes.

Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As of December 31, 2001, we had no significant concentrations of credit risk. We believe that the product and geographic diversity of our customer base is instrumental in reducing our credit risk, as well as having a positive impact on our local market or product-line demand. We have long-term contracts with most of our largest customers. These contracts generally include price-adjustment clauses based on the cost of paper, ink and labor. We do not believe that we are exposed to an unusual level of customer credit risk.

The primary raw materials used in our manufacturing process are paper and ink. We use our purchasing power as one of the major buyers in the printing industry to obtain among the best prices, terms, quality control and service. To maximize our purchasing power, we negotiate with a limited number of suppliers.

Quebecor World Inc. and its subsidiaries                                 Page 10

In 2001, we had 79 collective bargaining agreements in North America. Of this total, 26 agreements expired in 2001 and 8 are still under negotiation. In addition, 9 collective bargaining agreements, covering 2,130 employees, will expire in 2002. We have approximately 9,600 unionized employees in North America. Moreover, 60 of our plants in North America are non-unionized.

SEASONALITY
-----------

The operations of our business are seasonal, with approximately two-thirds of operating income historically recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

EURO CONVERSION
---------------

During 2001, our European operations, affected by the new Euro currency, have systematically upgraded or replaced their information systems to ensure a smooth transition to the single European currency. The transition process was satisfactorily completed in January 2002, without major problems arising.

ENVIRONMENTAL MATTERS
---------------------

During 2001, we have continued to strengthen our approach to environmental management. Six facilities have been awarded ISO 14001 certification, an internationally recognized environmental award. With the knowledge gained from these pilot facilities, we have introduced a new environmental Intranet site in three languages. This approach has underlined our leadership on environmental issues within the print media industry.

Energy and pollution control is at the heart of our commitment to the environment, and this has been particularly important in a year where energy costs have risen significantly. We have accelerated our program of replacing existing recuperative thermal oxidizer equipment with newer, more efficient regenerative thermal oxidizer equipment. This equipment not only reduces emissions, but also significantly reduces energy consumption.

In Latin America, we are committed to ensuring that our facilities reach the same level of environmental performance as our North American and European sites. This commitment involves, among other things the installation of state-of-the-art technology to control air emissions.

Quebecor World Inc. and its subsidiaries                                 Page 11

RECENT ACCOUNTING PRONOUNCEMENTS AND CHANGES IN ACCOUNTING POLICIES
--------------------------------------------------------------------

Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States are presented in Note 21 to the Consolidated Financial Statements.

We generate more than 65% of our revenues and operating income from the United States. In our efforts to expand our investor base in the United States, we have made significant efforts in the last 2 years to follow new disclosure guidelines and to harmonize accounting pronouncements in both Canada and the United States.

In the 1st quarter of 2001, we adopted the new recommendations of the CICA regarding earnings per share. These new recommendations of CICA section 3500 harmonize the Canadian standards with the United States standards, Statement of Financial Accounting Standards (SFAS) No. 128. The standard requires the disclosure of the calculation of basic and diluted earnings per share and the use of the treasury stock method for calculating the dilutive impact of stock options. All earnings per share amounts disclosed for comparison have been restated. The impact of that change is presented in Note 2 to the Consolidated Financial Statements.

In March 2001, the CICA issued the Accounting Guideline (AcG) No. 12, Transfer of Receivable. The new recommendation applies to transfers after June 30, 2001, although application is permitted for transfers after March 31, 2001. We adopted the new recommendation prospectively. The new recommendation harmonizes the Canadian standards with the United States standards, SFAS No. 140. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheets and the consolidated statements of income and shareholders' equity and cash flows as at December 31, 2001.

In the 3rd quarter of 2001, the CICA issued Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets, of the CICA handbook. These new recommendations harmonize the Canadian standards with the United States standards, SFAS No. 141 and No. 142 respectively. Under Section 1581, business combinations initiated after June 30, 2001 are accounted for as a purchase. For purchase business combinations that were consummated after June 30, 2001, goodwill and intangibles were recorded in accordance with Section 1581. In accordance with Section 3062, goodwill and intangible assets with indefinite useful lives are not amortized, but continue to be evaluated for impairment based on actual accounting standards. Other identified intangibles with estimated useful lives are amortized.

For purchase business combinations consummated on or before June 30, 2001, the accounting under Section 1580, Business Combinations, and under Section 3060, Capital Assets, has been applied. Such goodwill and separately identifiable intangibles are recorded and amortized until we adopt Section 3062, which must be applied by us for the fiscal year beginning on January 1, 2002. We are currently evaluating the impacts of adopting this pronouncement on the financial statements. Management currently believes there is no indication of impairment.

FORWARD-LOOKING STATEMENTS
---------------------------

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.

Quebecor World Inc. and its subsidiaries                                 Page 12

On behalf of Management,



(Signed) Michael Young

Michael Young
Vice President, Corporate Controller

Quebecor World Inc. and its subsidiaries                                 Page 13

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Quebecor World Inc. and its subsidiaries are the responsibility of management and are approved by the Board of Directors of Quebecor World Inc.

These financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles and include amounts that are based on best estimates and judgments.

Management of the Company and of its subsidiaries, in furtherance of the integrity and objectivity of data in the financial statements, have developed and maintain systems of internal accounting controls and support a program of internal audit. Management believes that the systems of internal accounting controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the financial statements and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors. The Audit Committee reviews the Company's annual consolidated financial statements and formulates the appropriate recommendations to the Board of Directors. The auditors appointed by the shareholders have full access to the Audit Committee, with and without management being present.

These financial statements have been examined by the auditors appointed by the shareholders, KPMG LLP, chartered accountants, and their report is presented hereafter.



(Signed) Jean Neveu      (Signed) Christian M. Paupe      (Signed) Michael Young
---------------------    ----------------------------     ----------------------
Jean Neveu               Christian M. Paupe               Michael Young
Chairman of the Board    Executive Vice President,        Vice President,
                         Chief Financial Officer and      Corporate Controller
                         Chief Administrative Officer



Montreal, Canada
January 25, 2002


Quebecor World Inc. and its subsidiaries                                 Page 14

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Quebecor World Inc. and its subsidiaries as at December 31, 2001 and 2000 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.



KPMG LLP
Chartered Accountants


Montreal, Canada
January 25, 2002


Quebecor World Inc. and its subsidiaries                                 Page 15

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31
(in millions of US dollars, except per share amounts)


=============================================================================================================
                                                         Notes          2001           2000           1999
-------------------------------------------------------------------------------------------------------------
REVENUES                                                              $6,320.1       $6,521.1       $4,952.5

Operating expenses:
     Cost of sales                                                     4,878.9        4,991.7        3,846.1
     Selling, general and administrative                   7 (b)         485.6          459.5          347.9
     Depreciation and amortization                                       337.8          345.1          286.0
-------------------------------------------------------------------------------------------------------------
                                                                       5,702.3        5,796.3        4,480.0
-------------------------------------------------------------------------------------------------------------

OPERATING INCOME BEFORE RESTRUCTURING
   AND OTHER CHARGES                                                     617.8          724.8          472.5
-------------------------------------------------------------------------------------------------------------

Restructuring and other charges                            3             270.0           (2.7)         180.0
-------------------------------------------------------------------------------------------------------------

Operating income after restructuring
   and other charges                                                     347.8          727.5          292.5

Financial expenses                                         4             208.8          231.5          122.2
-------------------------------------------------------------------------------------------------------------

Income before income taxes                                               139.0          496.0          170.3

Income taxes                                               5              52.0          137.7           48.4
-------------------------------------------------------------------------------------------------------------

Income before minority interest                                           87.0          358.3          121.9

Minority interest                                                          3.2            2.4           12.7
-------------------------------------------------------------------------------------------------------------

NET INCOME BEFORE GOODWILL AMORTIZATION                                   83.8          355.9          109.2

Goodwill amortization, net of income taxes                                61.4           60.5           31.7
-------------------------------------------------------------------------------------------------------------

NET INCOME                                                            $   22.4       $  295.4       $   77.5

Net income available to holders of preferred shares                       21.9           10.1           10.1
-------------------------------------------------------------------------------------------------------------

Net income available to holders of equity shares                      $    0.5       $  285.3       $   67.4
=============================================================================================================

EARNINGS PER SHARE:                                        6
       Basic                                                          $      -       $   1.94       $   0.54
       Diluted                                                        $      -       $   1.91       $   0.54

EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION:
       Basic                                                          $   0.44       $   2.35       $   0.79
       Diluted                                                        $   0.43       $   2.31       $   0.79
=============================================================================================================

Average number of equity shares outstanding                6
   (in millions):
       Basic                                                             142.2          147.0          125.4
       Diluted                                                           143.0          151.7          127.2
=============================================================================================================

See Notes to Consolidated Financial Statements.

Quebecor World Inc. and its subsidiaries                                 Page 16

CONSOLIDATED BALANCE SHEETS

December 31
(in millions of US dollars)


===========================================================================================
                                                      Notes          2001          2000
-------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                                   $   85.5       $   52.7
     Trade receivables                                 8            366.6          584.1
     Receivables from related parties                 19              1.9            3.0
     Inventories                                       9            377.1          461.4
     Deferred income taxes                             5             58.0           58.1
     Prepaid expenses                                                24.1           26.0
-------------------------------------------------------------------------------------------
Total current assets                                                913.2        1,185.3

Property, plant and equipment, net                    10          2,634.0        2,683.0

Goodwill, net of accumulated amortization
   of $210.4 and $144.1 respectively                              2,470.7        2,459.5

Other assets                                                        132.0          156.9

-------------------------------------------------------------------------------------------
Total  assets                                                    $6,149.9       $6,484.7
===========================================================================================


Quebecor World Inc. and its subsidiaries                                 Page 17


===========================================================================================
                                                      Notes          2001          2000
-------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness                                             $    0.1     $    3.1
     Trade payables                                                   462.9        632.6
     Accrued liabilities                                              561.2        522.9
     Income and other taxes payable                                    26.5          6.0
     Current portion of long-term debt
     and convertible notes                           11 & 13           57.0         87.2
-------------------------------------------------------------------------------------------
Total current liabilities                                           1,107.7      1,251.8

Long-term debt                                         11           1,961.9      2,015.6

Other liabilities                                      12             245.6        290.8

Deferred income taxes                                   5             234.0        326.1

Convertible notes                                      13             113.3        105.9

Minority interest                                                      14.2         20.6

Shareholders' equity:
     Capital stock                                     14           1,793.3      1,631.2
     Additional paid-in capital                                       104.6        104.6
     Retained earnings                                                721.8        870.3
     Translation adjustment                            16            (146.5)      (132.2)
-------------------------------------------------------------------------------------------
                                                                    2,473.2      2,473.9

-------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                         $6,149.9     $6,484.7
===========================================================================================


See Notes to Consolidated Financial Statements.


On behalf of the Board:



(Signed) Jean Neveu           Director
----------------------------



(Signed) Charles G. Cavell    Director
----------------------------


Quebecor World Inc. and its subsidiaries                                 Page 18

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31
(in millions of US dollars and thousands of shares)

===================================================================================================================================
                 Equity Multiple  Equity Subordinate    First Preferred
                  Voting Shares     Voting Shares   Shares Series 2, 4 and 5
-----------------------------------------------------------------------------------------------------------------------------------
                    Issued and       Issued and       Issued and           Total  Additional                                  Total
                   outstanding      outstanding      outstanding         capital     paid-in   Retained  Translation  Shareholders'
              Notes     shares  Amount   shares  Amount   shares  Amount   stock     capital   earnings   adjustment         equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
  December 31,
  1998                  63,985  $158.2   51,805  $527.4   12,000  $212.5  $898.1       $88.7     $628.6      $(51.9)      $1,563.5

Net income                   -       -        -       -        -       -       -           -       77.5           -           77.5
Translation
  adjustment     16          -       -        -       -        -       -       -           -          -       (43.2)         (43.2)

Conversion
  of Equity
  Multiple
  Voting
  Shares into
  Equity
  Subordinate
  Voting
  Shares                (1,000)   (6.0)   1,000     6.0        -       -       -           -          -           -              -
Issuance of
  treasury
  shares
  for cash       14          -       -    6,500   159.2        -       -   159.2           -          -           -          159.2
Shares issued
  in connection
  with the
  acquisition of
  World Color
  Press, Inc.    14          -       -   25,045   591.3        -       -   591.3           -          -           -          591.3
Shares issued
  from stock
  plans                      -       -      340     5.2        -       -     5.2           -          -           -            5.2
Share issue
  expenses
  (net of
  income taxes
  of $5.6)       14          -       -        -       -        -       -       -           -      (10.5)          -          (10.5)
Convertible
  senior
  subordinated
  notes          13          -       -        -       -        -       -        -       20.8          -           -           20.8
Dividends on
  equity
  shares
  ($0.28 per
  share)                     -       -        -       -        -       -        -          -      (35.2)          -          (35.2)
Dividends on
  preferred
  shares
  ($0.85
  (Cdn$1.25)
  per share)                 -       -        -       -        -       -        -          -      (10.2)          -          (10.2)
===================================================================================================================================
Balance,
  December 31,
  1999                  62,985  $152.2   84,690  $1,289.1  12,000  $212.5   $1,653.8   $109.5    $650.2      $(95.1)      $2,318.4

Quebecor World Inc. and its subsidiaries                                 Page 19

===================================================================================================================================
                 Equity Multiple  Equity Subordinate    First Preferred
                  Voting Shares     Voting Shares   Shares Series 2, 4 and 5
-----------------------------------------------------------------------------------------------------------------------------------
                    Issued and       Issued and       Issued and           Total  Additional                                  Total
                   outstanding      outstanding      outstanding         capital     paid-in   Retained  Translation  Shareholders'
              Notes     shares  Amount   shares  Amount   shares  Amount   stock     capital   earnings   adjustment         equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
  December 31,
  1999                  62,985  $152.2   84,690 $1,289.1  12,000  $212.5 $1,653.8     $109.5     $650.2       $(95.1)     $2,318.4

Net income                   -       -        -       -        -       -       -           -      295.4            -         295.4
Translation
  adjustment     16          -       -        -       -        -       -       -           -          -        (37.1)        (37.1)

Conversion
  of Equity
  Multiple
  Voting
  Shares
  into Equity
  Subordinate
  Voting
  Shares                (5,599)  (33.6)   5,599    33.6        -       -       -           -          -            -             -
Shares
  repurchased    14          -       -   (1,752)  (26.1)       -       -   (26.1)          -      (16.0)           -         (42.1)
Shares issued
  in connection
  with the
  acquisition
  of World Color
  Press, Inc.    14          -       -        11    0.2        -       -     0.2           -          -            -           0.2
Shares issued
  from stock
  plans          15          -       -       205    3.3        -       -     3.3           -          -            -           3.3
Convertible
  notes
  repurchased    13          -       -         -      -        -       -       -        (4.9)      (0.8)           -          (5.7)
Dividends on
  equity shares
  ($0.33 per
  share)                     -       -         -      -        -       -       -           -      (48.5)           -         (48.5)
Dividends on
  preferred
  shares
  ($0.84
  (Cdn$1.25)
  per share)                 -       -         -      -        -       -       -           -      (10.0)           -         (10.0)
===================================================================================================================================
Balance,
  December 31,
  2000                  57,386  $118.6    88,753 $1,300.1  12,000  $212.5  $1,631.2   $104.6     $870.3      $(132.2)     $2,473.9


Quebecor World Inc. and its subsidiaries                                 Page 20

Years ended December 31
(in millions of US dollars and thousands of shares)

===================================================================================================================================
                 Equity Multiple  Equity Subordinate    First Preferred
                  Voting Shares     Voting Shares   Shares Series 2, 4 and 5
-----------------------------------------------------------------------------------------------------------------------------------
                    Issued and       Issued and       Issued and           Total  Additional                                  Total
                   outstanding      outstanding      outstanding         capital     paid-in   Retained  Translation  Shareholders'
              Notes     shares  Amount   shares  Amount   shares  Amount   stock     capital   earnings   adjustment         equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance
  carried
  forward               57,386  $118.6   88,753  $1,300.1 12,000  $212.5  $1,631.2   $ 104.6     $870.3     $(132.2)      $2,473.9

Net income                   -       -        -       -        -       -       -           -       22.4           -           22.4
Translation
  adjustment       16        -       -        -       -        -       -       -           -          -       (14.3)         (14.3)

Conversion
  of Equity
  Multiple
  Voting
  Shares
  into Equity
  Subordinate
  Voting Shares         (2,650)   (5.9)   2,650     5.9        -       -       -           -          -           -              -
Shares
  repurchased      14        -        -  (6,732)  (96.7)       -       -    (96.7)         -      (80.7)          -         (177.4)
Shares issued
  from stock plans 15        -        -     777    14.7        -       -     14.7          -          -           -           14.7
Issuance of First
  Preferred Shares
  Series 4         14        -        -       -       -    8,000   130.2    130.2          -          -           -          130.2
Issuance of First
  Preferred Shares
  Series 5         14        -        -       -       -    7,000   113.9    113.9          -          -           -          113.9
Share issue
  expenses
  (net of income
  taxes of $2.3)   14        -        -       -       -        -       -        -          -       (4.5)          -           (4.5)
Dividends on
  equity shares
  ($0.46 per share)          -        -       -       -        -       -        -          -      (65.2)          -          (65.2)
Dividends on
  preferred shares
  ($1.87
  (Cdn$3.03)
  per share)                 -        -       -       -        -       -        -          -      (20.5)          -          (20.5)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE,
  DECEMBER 31,
  2001                  54,736   $112.7  85,448  $1,224.0  27,000  $456.6  $1,793.3   $104.6     $721.8     $(146.5)      $2,473.2
===================================================================================================================================


See Notes to Consolidated Financial Statements.

Quebecor World Inc. and its subsidiaries                                 Page 21

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
(in millions of US dollars)


===================================================================================================================
                                                                 Notes           2001           2000           1999
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
     Net income                                                               $  22.4        $ 295.4       $    77.5
     Non-cash items in net income:
         Depreciation of property, plant and equipment                          314.9          325.3           269.7
         Amortization of goodwill and deferred charges                           84.3           80.3            48.0
         Non-cash portion of restructuring and other
            charges                                               3             142.6           (7.0)          111.3
         Deferred income taxes                                    5             (42.8)          91.8            (8.7)
         Loss (gain) on sale of businesses and investments                         -           (12.6)            1.9
         Other                                                                   10.5           12.5             8.2

     Changes in non-cash balances related to operations:
         Trade receivables                                                      190.0          128.6           175.8
         Inventories                                                             77.2            8.8            34.2
         Trade payables and accrued liabilities                                (138.9)          18.6           (44.9)
         Other current assets and liabilities                                    20.3          (48.6)           33.0
         Other non-current assets and liabilities                              (104.0)          24.7             4.1
---------------------------------------------------------------------------------------------------------------------
     Cash provided from operating activities                                    576.5          917.8           710.1

FINANCING ACTIVITIES:
     Net change in bank indebtedness                                             (2.3)          (2.2)          (13.7)
     Net proceeds from issuance of  equity shares              14 & 15           14.7            2.9           153.9
     Repurchases of shares for cancellation                      14            (177.4)         (41.6)              -
     Net proceeds from issuance of preferred shares              14             239.6             -                -
     Issuance of long-term debt                                                 248.8          387.3         1,082.7
     Repayments of long-term debt and convertible notes                        (379.8)        (995.1)         (841.9)
     Dividends on equity shares                                                 (65.2)         (48.5)          (35.2)
     Dividends on preferred shares                                              (20.5)         (10.0)          (10.2)
     Dividends to minority shareholders                                          (1.5)            -             (0.8)
---------------------------------------------------------------------------------------------------------------------
     Cash (used) provided from financing activities                            (143.6)        (707.2)          334.8

INVESTING ACTIVITIES:
     Acquisitions of businesses, net of cash and
       cash equivalents                                           7            (138.9)          (5.3)         (923.2)
     Proceeds from disposal of non-core
       businesses and investments                                                  -            57.3            21.9
     Additions to property, plant and equipment                                (278.3)        (242.2)         (194.7)
     Investment in an affiliated company                                           -           (13.5)             -
     Net proceeds from disposal of other assets                                   9.5           24.4            25.5
     Other                                                                      (15.8)            -               -
---------------------------------------------------------------------------------------------------------------------
     Cash used by investing activities                                         (423.5)        (179.3)       (1,070.5)

Effect of exchange rate changes on cash and cash equivalents                     23.4           17.8            28.9
---------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                        32.8           49.1             3.3

Cash and cash equivalents, beginning of year                                     52.7            3.6             0.3
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                        $  85.5        $  52.7       $     3.6
=====================================================================================================================


See Notes to Consolidated Financial Statements.


Quebecor World Inc. and its subsidiaries                                 Page 22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999
(Tabular amounts are expressed in millions of US dollars, except for earnings per share and options amounts)
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Principles of consolidation

         The consolidated financial statements include the accounts of Quebecor World Inc. and all its subsidiaries (the "Company") and are prepared in conformity with Canadian generally accepted accounting principles. Significant differences between Canadian and the United States generally accepted accounting principles are described in Note 21.

     (b) Cash and cash equivalents

         Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

     (c) Foreign currency translation

         Financial statements of self-sustaining foreign operations are translated using the rate in effect at the balance sheet date for assets and liabilities and the average exchange rates during the year for revenues and expenses. Adjustments arising from this translation are deferred and recorded in translation adjustment and are included in income only when a reduction in the investment in these foreign operations is realized.

         Foreign currency transactions are translated using the temporal method. Translation gains and losses are included in income, except for unrealized gains and losses arising from the translation of long-term monetary liabilities which are deferred and amortized over the remaining life of the related item.

     (d) Use of estimates

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Financial results as determined by actual events could differ from those estimates.

     (e) Derivative financial instruments

         The Company uses various derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity pricing. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. These derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

     (f) Inventories

         Raw materials and supplies are valued at the lower of cost, as determined, using the first in, first out method, or market being replacement cost. Work in process is valued at the lower of cost and net realizable value.


Quebecor World Inc. and its subsidiaries                                 Page 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (g) Property, plant and equipment

         Property, plant and equipment are stated at cost. Cost represents acquisition or construction costs including preparation, installation and testing charges and interest incurred with respect to the property, plant and equipment until they are ready for commercial production.

         Depreciation is provided using the straight-line basis over the estimated useful lives as follows:


================================================================================
                                                                   Estimated
         Assets                                                 useful lives
--------------------------------------------------------------------------------

         Buildings and leasehold improvements                   15 to 40 years
         Machinery and equipment                                 3 to 18 years
================================================================================


     (h) Goodwill

         Goodwill represents the excess of the purchase price over the fair value of net assets of acquired businesses. Goodwill acquired on or before June 30, 2001 is amortized using the straight-line method over the expected period to be benefited which is 40 years. Goodwill, resulting from the purchase of business combinations that were consummated after June 30, 2001, is not amortized.

         The Company monitors its goodwill balances to determine whether any impairment of these assets has occurred. Where circumstances or events indicate a possible inability to recover the carrying amount of goodwill related to a business acquisition, the Company evaluates, on an undiscounted basis, the current and estimated cash flows of the underlying businesses which gave rise to the goodwill.

     (i) Income taxes

         The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income tax assets and liabilities are recognized for the estimated deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantively enactment date. Deferred income tax assets are recognized and if realization is not considered "more likely than not," a valuation allowance is provided.

     (j) Employee future benefits

         i)   PENSIONS

               Pension costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro rated on service. Pension expense is charged to operations and includes:

               o The cost of pension benefits provided in exchange for employees' services rendered during the year;


Quebecor World Inc. and its subsidiaries                                 Page 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (j) Employee future benefits (continued)

         i)   PENSIONS (CONTINUED)

               o The amortization of the initial net transition asset on a straight-line basis over the expected average remaining service life of the employee group covered by the plans;

               o The amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and

               o The interest cost of pension obligations, the return on pension fund assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets over the expected average remaining service life of the employee group covered by the plans.

          ii)  OTHER POSTRETIREMENT BENEFITS

               The Company accrues the cost of postretirement benefits other than pensions. These benefits, which are funded by the Company as they become due, include life insurance programs and medical benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service life of the employee group covered by the plans.

     (k) Stock option plans

         The Company has compensation plans which are described in note 15 (b). No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to capital stock.

     (l) Trade receivables

         Any gains or losses on the sale of trade receivables are calculated by comparing the carrying amount of the trade receivables sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs including loss on sale related to the sale of accounts receivable are recognized in earnings in the period incurred and included in financial expenses.

     (m) Revenue recognition

         The Company provides a wide variety of print and print-related services and products to its customers, which usually require that the specifics be agreed upon prior to process. Sales are recognized by the Company either when the production process is completed or services are performed, or on the basis of production and service activity at the pro rata billing value of work completed.


Quebecor World Inc. and its subsidiaries                                 Page 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (n) Environmental expenditures

         Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

     (o) Reclassifications

         Certain reclassifications have been made to prior years' amounts to conform with the basis of presentation adopted in the current year.


2.   ACCOUNTING CHANGES

     The Company has made the following changes in accounting policies.

     EARNINGS PER SHARE

     In 2001, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") dealing with earnings per share. These new recommendations of CICA handbook Section 3500 harmonizes the Canadian standard with the United States standards. The standard requires the disclosure of the calculation of basic and diluted earnings per share and the use of the treasury stock method for calculating the dilutive impact of stock options. All earnings per share amounts disclosed for comparison have been restated. This restatement did not have a significant impact on the diluted earnings per share, both before and after goodwill amortization, for each period presented.

     TRANSFER OF RECEIVABLES

     In March 2001, the CICA issued the Accounting Guideline ("AcG") No. 12 Transfer of Receivables. The new recommendations apply to transfers after June 30, 2001, although application is permitted for transfers after March 31, 2001. The Company adopted the new recommendations prospectively. The new recommendations of CICA handbook AcG-12 harmonize the Canadian standards with the United States standards. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheets and the consolidated statements of income and cash flows as at December 31, 2001.

     CHANGE IN MEASUREMENT DATE FOR PENSION AND OTHER POSTRETIREMENT BENEFITS

     In 2001, the Company elected to change the measurement date for pension plan and other postretirement benefits assets and liabilities from December 31st to September 30th, as permitted by Section 3461, Employee Future Benefits. This change had no significant effect on 2001 and prior years' pension expense.


Quebecor World Inc. and its subsidiaries                                 Page 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

     In August 2001, the CICA issued Section 1581, Business Combinations, and
     Section 3062, Goodwill and Other Intangible Assets, of the CICA Handbook. Under Section 1581, business combinations initiated after June 30, 2001 are accounted for as a purchase. Also, the Section specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. For purchase business combinations that were consummated after June 30, 2001, goodwill and intangibles were recorded in accordance with Section 1581. In accordance with Section 3062, goodwill and intangible assets with indefinite useful lives are not amortized but continue to be evaluated for impairment based on actual accounting standards; other identified intangibles with estimated useful lives are amortized.

     For purchase business combinations consummated on or before June 30, 2001, the accounting under Section 1580, Business Combinations, and under Section 3060, Capital Assets, have been applied. Such goodwill and separately identifiable intangibles are recorded and amortized until the Company adopts Section 3062, which must be applied by the Company for fiscal year beginning on January 1, 2002. The Company has not completed the determination of the impact of the new standards.


3.   RESTRUCTURING AND OTHER CHARGES

     2001 RESTRUCTURING INITIATIVES:

     In response to difficult market conditions, the Company has committed itself to new restructuring initiatives aimed at eliminating non-competitive assets and consolidating the platform into fewer facilities. These initiatives focus the Company's efforts on reducing operating expenses and maximizing capacity utilization in larger and more specialized facilities.

     Therefore, the Company has recorded restructuring and other charges of $273.2 million. The restructuring plan consists of $114.0 million relating primarily to property, plant and equipment impaired as a result of planned facilities closures, together with other associated closure costs, $115.5 million in workforce reduction costs resulting from planned closures and other headcount reductions and other restructuring charges, and $43.7 million of other related restructuring and exit costs.

     The other special charges of $43.7 million, include an additional charge of $13.1 million relating to an increase in costs associated with implementing the 1999 restructuring plan, to the costs of exiting unfavorable contracts, and the write down of investments to their expected realizable value.

     In 2001, the Company utilized $179.7 million of the restructuring and other charges which consisted of severance payments of $31.0 million for employees terminated during the year and other restructuring charges, $114.0 million for facility closings and $34.7 million for other special charges.

     The Company foresees the 2001 restructuring plan to be substantially completed by September 2002.


Quebecor World Inc. and its subsidiaries                                 Page 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     1999 AND 2000 RESTRUCTURING INITIATIVES:

     In 1999, following the acquisition of World Color Press Inc. ("WCP"), the Company initiated a program to realign its worldwide manufacturing capacity, consolidate its administrative offices, and streamline the Company's overhead structure in order to reduce operating expenses. The restructuring plan, consisted of $99.8 million of property, plant and equipment impaired as a result of the decision to close several facilities; $63.3 million in workforce reduction costs arising from the facility closures and the consolidation of duplicated sales and administrative functions, and $16.9 million of other special charges.

     In 2000, as a result of changing market conditions, and particularly strong growth in North American volumes, the Company decided not to implement some planned facility closures, but concluded that other restructuring initiatives relating to Europe, and its digital strategy should be recorded. These initiatives consisted of $10.1 million of asset write-downs, utilized in 2000, and $17.9 million of severance costs, of which $3.4 million was utilized in 2000.

     Property, plant and equipment impaired in 1999 was $11.6 million, with $81.9 million impaired in 2000 and $16.4 million reversed. $9.3 million of other special charges were incurred in 1999, with the balance being utilized in 2000. Workforce reduction and other restructuring cash costs of $9.1 million were incurred in 1999, $41.5 million in 2000 with $12.3 million reversed and the balance being incurred in 2001.

     In 2001, the Company utilized $12.7 million of restructuring and other charges which consisted of severance payments of $10.4 million for employees terminated during the year, and $2.3 million for facility closings.

     These restructuring plans initiated in 1999 and 2000 have been substantially completed.

     The following table sets forth the Company's 2001 restructuring reserve and activity against the reserves carried forward from 2000, and the 2001 reserve:


========================================================================================================================
                                                    WRITE-DOWN      RESTRUCTURING     OTHER SPECIAL
                                                     OF ASSETS            CHARGES           CHARGES           TOTAL
------------------------------------------------------------------------------------------------------------------------
     Balance as at December 31, 2000                $       -          $    17.6         $       -       $    17.6

     New                                                 114.0             115.5               43.7          273.2

     Utilized in 2001         Cash                          -              (31.0)              (6.1)         (37.1)
                              Non-Cash                  (114.0)                -              (28.6)        (142.6)

     Reversal                 Cash                          -               (3.2)                -            (3.2)

     Foreign currency changes                               -               (0.4)                -            (0.4)
------------------------------------------------------------------------------------------------------------------------

     BALANCE AS AT DECEMBER 31, 2001                $       -          $    98.5         $      9.0      $   107.5
========================================================================================================================


Quebecor World Inc. and its subsidiaries                                 Page 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.   FINANCIAL EXPENSES

========================================================================================================================
                                                                            2001              2000             1999
-----------------------------------------------------------------------------------------------------------------------
     Interest on long-term debt and convertible notes                   $  173.2         $   189.5         $   122.8
     Interest on short-term debt                                             7.2               6.2               3.9
     Securitization fees                                                    28.9              33.2               3.6
     Amortization of deferred financing costs                                4.5               8.3               1.6
     Exchange gains                                                         (2.2)             (2.2)             (3.6)
------------------------------------------------------------------------------------------------------------------------
                                                                           211.6             235.0             128.3

     Interest capitalized to the cost of equipment                          (2.8)             (3.5)             (6.1)
------------------------------------------------------------------------------------------------------------------------
                                                                        $  208.8         $   231.5         $   122.2
========================================================================================================================

     Cash interest payments                                             $  199.7         $   228.1         $   110.4
========================================================================================================================


5.   INCOME TAXES

     The domestic and foreign components of income before income taxes are as follows:


========================================================================================================================
                                                                            2001              2000             1999
------------------------------------------------------------------------------------------------------------------------
     Domestic                                                           $   10.4         $    39.2         $    33.3
     Foreign                                                               128.6             456.8             137.0
------------------------------------------------------------------------------------------------------------------------
                                                                        $  139.0         $   496.0         $   170.3
========================================================================================================================


     Total income tax expense was allocated as follows:


========================================================================================================================
                                                                            2001              2000             1999
------------------------------------------------------------------------------------------------------------------------
     Income taxes                                                       $   52.0         $   137.7         $    48.4
     Goodwill amortization                                                  (5.2)             (3.7)             (0.8)
     Goodwill, for initial recognition of acquired
       tax benefits that previously were included
       in the valuation allowance                                              -                -               (0.3)
     Shareholders' equity:
       Share issue expenses                                                 (2.3)               -               (5.6)
       Dividends on preferred shares                                         2.1                -                 -
------------------------------------------------------------------------------------------------------------------------
                                                                        $   46.6         $   134.0         $    41.7
========================================================================================================================

Quebecor World Inc. and its subsidiaries                                 Page 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Income tax expense (recovery) attributable to income consists of:


========================================================================================================================
                                                                            2001              2000             1999
------------------------------------------------------------------------------------------------------------------------
     Current:
         Domestic                                                       $   50.8         $    10.8         $    11.4
         Foreign                                                            44.0              35.1              45.7
------------------------------------------------------------------------------------------------------------------------
                                                                            94.8              45.9              57.1

     Deferred:
         Domestic                                                           (7.1)              4.4               5.8
         Foreign                                                           (35.7)             87.4             (14.5)
------------------------------------------------------------------------------------------------------------------------
                                                                           (42.8)             91.8              (8.7)
------------------------------------------------------------------------------------------------------------------------
                                                                        $   52.0         $   137.7         $    48.4
========================================================================================================================


     The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate used by the Company in the determination of net income:


========================================================================================================================
                                                                            2001              2000             1999
------------------------------------------------------------------------------------------------------------------------
     Domestic statutory tax rate                                            40.4%             41.5%             42.2%
     Effect of foreign tax rate differences                                 (6.0)            (13.5)            (14.4)
------------------------------------------------------------------------------------------------------------------------
     International rates                                                    34.4              28.0              27.8

     Increase (reduction) resulting from:
         Change in valuation allowance                                      10.1              (0.5)             (0.5)
         Permanent differences                                             (15.6)             (2.8)             (1.9)
         Large corporation and American state taxes                          5.7               2.2               3.9
         Other                                                               2.8               0.9              (0.9)
------------------------------------------------------------------------------------------------------------------------
     Effective tax rate                                                     37.4%             27.8%             28.4%
------------------------------------------------------------------------------------------------------------------------

     Cash payments for income taxes                                     $  114.7         $    51.7         $    46.4
========================================================================================================================

     The tax effects of significant items comprising the Company's net deferred tax liability are as follows:


========================================================================================================================
                                                                                              2001             2000
------------------------------------------------------------------------------------------------------------------------
     Deferred tax assets:
         Operating loss carryforwards                                                    $    60.7         $    54.2
         Tax credit carryforwards                                                             42.4              46.9
         Acquisition and restructuring reserves                                               53.9              49.4
         Pension and postretirement benefits                                                  68.8              60.5
         Accrued compensation                                                                 19.9              35.6
         Intangible assets                                                                     1.0               9.5
         Other                                                                                67.8              68.1
------------------------------------------------------------------------------------------------------------------------
     Gross deferred tax assets                                                               314.5             324.2

     Deferred tax liabilities:
         Property, plant and equipment                                                      (328.1)           (461.2)
         Capital leases                                                                      (28.9)            (15.7)
         Other                                                                               (86.2)            (80.4)
------------------------------------------------------------------------------------------------------------------------
     Gross deferred tax liabilities                                                         (443.2)           (557.3)
------------------------------------------------------------------------------------------------------------------------
     Deferred tax asset valuation allowance                                                  (47.3)            (34.9)
------------------------------------------------------------------------------------------------------------------------
     Net deferred tax liability                                                             (176.0)           (268.0)
     Less current portion deferred tax asset                                                  58.0              58.1
------------------------------------------------------------------------------------------------------------------------
     Deferred tax liability                                                              $  (234.0)        $  (326.1)
========================================================================================================================

     The 2001 and 2000 amounts above include a valuation allowance of $47.3 million and $34.9 million respectively, relating to loss carryforwards and other tax benefits available. The valuation allowance for deferred tax assets as of January 1, 2000 was $39.4 million. The net change in the total valuation allowance for the years ended December 31, 2001 and 2000 was explained by $14.1 million and $2.6 million respectively, allocated to income from operations.


Quebecor World Inc. and its subsidiaries                                 Page 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Subsequent recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 2001 will be allocated as follows:

========================================================================================================================
     Income tax benefit that would be reported
       in the consolidated statement of income                                                           $ 26.1
     Goodwill                                                                                              21.2
------------------------------------------------------------------------------------------------------------------------
                                                                                                         $ 47.3
========================================================================================================================

     At December 31, 2001, the Company had net operating loss carryforwards for income tax purposes available to reduce future taxable income of $82.1 million, expiring from 2003 to 2011 and $97.4 million which can be carried forward indefinitely. The Company also has state net operating losses and tax credits of $140.0 million in the United States, which expire from 2002 to 2020, and federal alternative minimum tax credits of $43.3 million in the United States which can be carried forward indefinitely.

     The Company has not recognized a deferred tax liability for the undistributed earnings of its subsidiaries in the current and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. Such liability is not reasonably determinable at the present time.

6.   EARNINGS PER SHARE

     Basic earnings per share are calculated by dividing net income available to holders of equity shares by the weighted daily average number of equity shares outstanding during the year. Net income available to holders of equity shares is computed by subtracting dividends on the preferred shares from net income.

     Diluted earnings per share are calculated by using the weighted average number of equity shares outstanding adjusted to include the potentially dilutive effect of convertible notes and stock options.

     The following table sets forth the computation of basic and diluted earnings per share:


========================================================================================================================
                                                                            2001              2000             1999
------------------------------------------------------------------------------------------------------------------------
     Net income available to holders of equity shares                   $    0.5        $    285.3         $    67.4

     Income impact on assumed conversion
       of convertible notes, net of applicable income taxes                    -               4.5               1.0
------------------------------------------------------------------------------------------------------------------------
     Net income adjusted for dilution effect                            $    0.5        $    289.8         $    68.4
========================================================================================================================

     (In millions)
     Weighted average of equity shares outstanding                         142.2             147.0             125.4

     Effect of dilutive convertible notes and stock options                  0.8               4.7               1.8
------------------------------------------------------------------------------------------------------------------------

     Weighted average of diluted equity shares outstanding                 143.0             151.7             127.2
========================================================================================================================
     Basic earnings per share                                           $      -        $     1.94         $    0.54
     Diluted earnings per share                                         $      -        $     1.91         $    0.54
========================================================================================================================

Quebecor World Inc. and its subsidiaries                                 Page 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In 2001, diluted net income available to holders of equity shares does not include the effects of the convertible notes as the effect of their inclusion is anti-dilutive.

7.   BUSINESS ACQUISITIONS AND DISPOSALS

     (a)  ACQUISITIONS

          During the years ended December 31, 2001, 2000 and 1999, the Company acquired the following businesses, which have been accounted for by the purchase method, and earnings are included in the consolidated statements of income since the date of acquisition.

          2001

          In February 2001, the Company acquired a 70% controlling interest in Espacio Y Punto, in Spain, for a cash consideration of $8.2 million.

          In March 2001, the Company acquired a 75% controlling interest in Grafica Melhoramentos, in Brazil, for a cash consideration of $3.3 million.

          In March 2001, the Company also acquired minority interests in its Latin American operations for a cash consideration of $15.0 million, a convertible subordinated debenture of $6.0 million and a promissory note of $2.0 million.

          In July 2001, the Company acquired Retail Printing Corporation, in Massachusetts, United States, to expand its North American retail network for a cash consideration of $97.6 million. The allocation purchase price process was not completed as at December 31, 2001 and the amounts assigned to the assets and liabilities may be adjusted subsequently.

          In August 2001, the Company purchased manufacturing assets of Grupo Serla, in Mexico, for a cash consideration of $13.0 million.

          During the year, the Company also completed other business acquisitions complementary to its operations for a cash consideration of $1.8 million.

          Goodwill recognized in those transactions amounted to $98.7 million and was assigned to the North America, Europe and Latin America segments in the amounts of $85.7 million, $8.4 million and $4.6 million, respectively.

          2000

          During 2000, the Company completed the purchase price allocation and adjusted the assets and liabilities acquired of WCP by $78.6 million. The adjustment related to the impairment of assets resulted in a write-off of $52.1 million. Other costs included $21.3 million for plant shutdowns, $7.3 million related to workers' compensation which was based on underestimated claims, $21.2 million for contract termination and write-down of related assets and $23.3 million for other reserves recorded at acquisition. The tax impact on these adjustments was $46.6 million.

          During 2000, the Company paid an amount of $1.0 million for the adjustment in the purchase price of prior years' business acquisitions in the United States and in Peru. This amount was accounted for as an increase of goodwill. In addition, the Company acquired the remaining minority interest in Inter-Routage in France for an amount of $4.3 million.


Quebecor World Inc. and its subsidiaries                                 Page 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (a)  ACQUISITIONS (CONTINUED)

          1999

          In 1999, the Company acquired WCP for a purchase price of $1.5 billion and the transaction took place as follows:

          On July 12, 1999, the Company, through an indirect wholly-owned subsidiary, Printing Acquisition Inc. ("Acquisition Inc.") entered into a merger agreement with WCP. On July 16, 1999, the Company, through Acquisition Inc., commenced a cash tender offer to acquire up to 23.5 million shares of WCP's common shares at a price of $35.69 per share. On August 20, 1999, the Company acquired, pursuant to the cash tender offer, 19.2 million or 50.4% of WCP's outstanding common shares for a consideration of $684.5 million.

          On October 8, 1999, Acquisition Inc. and WCP merged after approval thereof at a special meeting of WCP's shareholders. The remaining 49.6% of the outstanding common shares of WCP were converted into
          1.2685 Subordinate Voting Shares of the Company and $8.18 in cash per WCP share. In addition, each 6% convertible senior subordinated note due 2007 became convertible into the number of the Company's Subordinate Voting Shares and cash that would have been received if such note had been converted prior to October 8, 1999.

          The cash portion of the shares purchased totalling $853.4 million was financed through a drawdown on the $1.25 billion acquisition bank facility combined with drawdowns on the Company's existing revolving bank facility.

          In March 1999, the Company acquired Cayfo S.A., a company located in Spain, for a cash consideration of $43.3 million and a purchase price balance of $27.0 million.

          During the third quarter of 1999, the Company completed the acquisition of Oberndorfer Druckerei, in Austria, for a cash consideration of $13.1 million and a purchase price balance amounting to $33.5 million.

          In 1999, the Company completed several business acquisitions complementary to its operations in North America and Latin America, including the payment of contingent considerations totalling $13.4 million.


Quebecor World Inc. and its subsidiaries                                 Page 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (a)  ACQUISITIONS (CONTINUED)

          Net assets acquired at fair value:


========================================================================================================================
                                                                            2001              2000             1999
------------------------------------------------------------------------------------------------------------------------
         Assets acquired:
              Non-cash operating
                working capital                                        $     3.4        $       -         $    562.9
              Property, plant and equipment                                 73.8             (56.5)            929.4
              Goodwill                                                      98.7              71.2           1,943.6
              Other assets                                                   0.8              (8.3)             62.2
              Deferred income taxes                                            -              57.7              21.3
              Minority interest                                              7.2               2.3              10.1

         Liabilities assumed:
              Bank indebtedness                                              2.3                -                8.4
              Non-cash operating working
                capital deficiency                                             -              32.0             527.7
              Long-term debt                                                31.2                -            1,134.4
              Other liabilities                                              0.4              33.4             119.6
              Deferred income taxes                                          3.1                -                1.7
              Convertible notes                                                -              (4.3)            136.8
              Minority interest                                                -                -                5.0
------------------------------------------------------------------------------------------------------------------------
         Net assets acquired                                           $   146.9        $      5.3        $  1,595.9
========================================================================================================================
         Consideration:
              Cash                                                     $   138.9        $      5.3        $    923.2
              Issuance of convertible subordinated
                debenture and promissory note                                8.0                -                 -
              Purchase price balance                                           -                -               60.6
              Equity portion of convertible note                               -                -               20.8
              Subordinate Voting
                Shares issued                                                  -                -              591.3
------------------------------------------------------------------------------------------------------------------------
                                                                       $   146.9        $      5.3        $  1,595.9
========================================================================================================================


     (b)  DISPOSALS

          2000

          In August 2000, the Company sold the operating assets of its North American CD-Rom replication business for a total consideration of $68.0 million. The sale price was comprised of $47.0 million of cash and $21.0 million in special warrants and promissory notes convertible into the buyer's, Q-Media Services Corporation, shares. The Company realized a gain amounting to $13.4 million which was recorded as a reduction of selling, general and administrative expenses.

         1999

         In October 1999, the Company sold the operating assets of its BA Banknote Division for a total cash consideration of $18.0 million. The Company realized a loss amounting to $1.9 million which is included in restructuring and other charges.

         In 1999, the Company sold its investment in Communications Quebecor inc. for a cash consideration of Cdn $5.1 million ($3.4 million).


Quebecor World Inc. and its subsidiaries                                 Page 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.   TRADE RECEIVABLES

     ASSET SECURITIZATION

     During 2001, the Company sold a portion of its Canadian trade receivables on a revolving basis under the terms of a Canadian securitization agreement dated March 1998 (the "Canadian Program"). The Canadian Program limit is Cdn $125.0 million ($78.6 million). As at December 31, 2001, the amount outstanding under the Canadian Program was Cdn $116.0 million ($72.9 million) (Cdn $108.0 million ($72.0 million) as at December 31, 2000).

     During 2001, the Company also sold a portion of its US trade receivables on a revolving basis under the terms of a US securitization agreement dated December 1999 (the "US Program"). The US Program limit is $510.0 million. As at December 31, 2001, the amount outstanding under the US Program was $500.0 million ($500.0 million as at December 31, 2000).

     In June 2001, the Company entered into an agreement to sell, on a revolving basis, a portion of its French and Spanish trade receivables (the "European Program"). The European Program limit is 153.0 million Euro ($135.1 million). As at December 31, 2001, the amount outstanding under the European Program was 140.4 million Euro ($124.1 million).

     The Company has retained the responsibility for servicing, administering and collecting trade receivables sold. No servicing asset or liability has been recorded, since the fees the Company receives for servicing the receivables approximate the related costs.

     Securitization fees vary based on commercial paper rates in Canada, the United States and Europe and, generally, provide a lower effective funding cost than available under the Company's bank facilities.

     Cash flows received from securitization amounted to $125.0 million in 2001 and $102.7 million in 2000.

9.   INVENTORIES


========================================================================================================================
                                                                                              2001             2000
------------------------------------------------------------------------------------------------------------------------
     Raw materials and supplies                                                          $   203.1         $   244.7
     Work in process                                                                         174.0             216.7
------------------------------------------------------------------------------------------------------------------------
                                                                                         $   377.1         $   461.4
========================================================================================================================


Quebecor World Inc. and its subsidiaries                                 Page 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  PROPERTY, PLANT AND EQUIPMENT

------------------------------------------------------------------------------------------------------------------------
                                                                                      ACCUMULATED           NET BOOK
                                                                        COST         DEPRECIATION              VALUE
------------------------------------------------------------------------------------------------------------------------
     December 31, 2001
         Land                                                     $     81.3         $       -            $     81.3
         Buildings and leasehold improvements                          729.4              147.8                581.6
         Machinery and equipment                                     3,181.7            1,355.9              1,825.8
         Projects under development                                    145.3                 -                 145.3
------------------------------------------------------------------------------------------------------------------------
                                                                  $  4,137.7         $  1,503.7           $  2,634.0
========================================================================================================================

     December 31, 2000
         Land                                                     $     85.6         $       -            $     85.6
         Buildings and leasehold improvements                          746.5              123.0                623.5
         Machinery and equipment                                     2,976.6            1,139.3              1,837.3
         Projects under development                                    136.6                 -                 136.6
------------------------------------------------------------------------------------------------------------------------
                                                                  $  3,945.3         $  1,262.3           $  2,683.0
========================================================================================================================

     As at December 31, 2001, the cost of property, plant and equipment and the corresponding accumulated depreciation balance included amounts of $292.5 million ($269.5 million as at December 31, 2000) and $148.8 million ($130.5 million as at December 31, 2000) respectively, for the assets held under capital leases. Depreciation expenses of property, plant and equipment held under capital leases amounted to $17.5 million in 2001 ($16.0 million in 2000 and $18.4 million in 1999).

11.  LONG-TERM DEBT


========================================================================================================================
                                                                         Maturity             2001             2000
------------------------------------------------------------------------------------------------------------------------
     Revolving bank facility $1.0 B (a)                                 2005-2007       $    267.9        $    374.6
     Commercial paper (b)                                               2005-2007            147.0             215.0
     Acquisition bank facility (c)                                           2002               -              125.0
     Senior debentures 7.25% (d)                                             2007            150.0             150.0
     Senior debentures 6.50% (e)                                             2027            150.0             150.0
     Senior Notes 8.375% (f)                                                 2008            258.6             258.8
     Senior Notes 7.75% (g)                                                  2009            291.7             290.5
     Senior Notes 8.42% and 8.52% (h)                                  2010, 2012            250.0             250.0
     Senior Notes 8.54% and 8.69% (i)                                  2015, 2020            121.0             121.0
     Senior Notes 7.20% (j)                                                  2006            250.0                -
     Other debts and capital leases (k)                                 2002-2011            132.7             119.9
------------------------------------------------------------------------------------------------------------------------
                                                                                           2,018.9           2,054.8
     Less current portion                                                                     57.0              39.2
------------------------------------------------------------------------------------------------------------------------
                                                                                        $  1,961.9        $  2,015.6
========================================================================================================================

     (a) In April 2001, the Company extended for an additional year its existing revolving bank facility composed of three tranches. The first tranche of $250.0 million matures in 2005, the second tranche of $250.0 million matures in 2006, while the third tranche of $500.0 million matures in 2007. The Company paid fees for the unused portion of $0.9 million in 2001 ($1.0 million in 2000). The credit agreement contains certain restrictions, including the obligation to maintain certain financial ratios. The facility can be used for general corporate purposes and as liquidity back-up for the Company's commercial paper program.

Quebecor World Inc. and its subsidiaries                                 Page 36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The revolving bank facility bears interest at variable rates based on LIBOR or Bankers' Acceptances rates. At December 31, 2001, the drawings under this facility are denominated in US dollars only and bear interest at rates ranging from 2.76% to 3.04%.

     (b) At December 31, 2001, Cdn $226.3 million ($142.3 million) (Cdn $307.3 million ($204.9 million) as at December 31, 2000) and $4.7 million ($10.1 million as at December 31, 2000) of notes are outstanding under the Commercial paper program bearing interest at rates ranging from 2.3% to 4.0% in Canadian dollars and 3.4% to 3.75% in dollars. In June 2001, the program limit was increased from $250.0 million to $350.0 million. At the same time, the Company obtained a new $100.0 million bank facility maturing in June 2002 to provide liquidity back-up for the additional amount. At December 31, 2001, the Commercial paper program was classified as long-term, since the Company has the ability and the intent to maintain such debt on a long-term basis and has long-term bank facilities available (see (a) above) to replace such debt, if necessary.

     (c) In 1999, the Company had negotiated and obtained two additional credit facilities for a total initial limit of $1,250.0 million to finance the acquisition of WCP. Those facilities consisted of a revolving credit facility of $450.0 million maturing in August 2002, also available for general corporate purposes, and a term loan of $800.0 million. At the request of the Company, a portion of $150.0 million of the term loan was cancelled in December 1999, while the remaining was reimbursed and cancelled during 2000. The revolving credit facility was cancelled in 2001. The Company paid fees for the unused portion of $0.2 million ($0.4 million in 2000).

     (d)  The senior debentures mature on January 15, 2007.

     (e) The senior debentures mature on August 1, 2027 and are redeemable at the option of the holder at their par value on August 1, 2004.

     (f) The Senior Notes mature on November 15, 2008 and are redeemable at the option of the Company at a decreasing premium between November 2003 and November 2006, and thereafter at par value until their final maturity. The notes were issued by WCP for an original aggregate principal of $300.0 million. They were subsequently revalued in order to reflect their fair value at the time WCP was acquired, based on the Company's borrowing rate for similar financial instruments. During 2000, the Company repurchased in the open market $42.4 million face value thereof. The aggregate principal amount of the notes, as at December 31, 2001, is $257.6 million ($257.6 million as at December 31, 2000). In August 2001, the Company obtained the consent from the noteholders to generally conform the restrictions on the Notes with the Company's other Senior Public Debentures. At the same time, the Notes which were Senior Subordinated Notes became Senior Notes.

     (g) The Senior Notes mature on February 15, 2009. The aggregate principal amount of the notes is $300.0 million and the notes are redeemable at the option of the Company at a decreasing premium between February 2004 and February 2007, and thereafter at par value until their final maturity. The notes were issued by WCP and revalued in order to reflect their fair value at the time WCP was acquired based on the Company's borrowing rate for similar financial instruments. In August 2001, the Company obtained the consent from the noteholders to generally conform the restrictions on the Notes with the Company's other Senior Public Debentures. At the same time, the Notes which were Senior Subordinated Notes became Senior Notes.


Quebecor World Inc. and its subsidiaries                                 Page 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (h) In July 2000, the Company issued Senior Notes for a principal amount of $250.0 million comprised of two tranches. The first tranche of $175.0 million matures on July 15, 2010 while the second tranche of $75.0 million matures on July 15, 2012. These notes contain certain restrictions which are generally less restrictive than those on the revolving bank facility.

     (i) In September 2000, the Company issued Senior Notes for a principal amount of $121.0 million comprised of two tranches. The first tranche of $91.0 million matures on September 15, 2015 and the second tranche of $30.0 million matures on September 15, 2020. These notes contain certain restrictions which are generally less restrictive than those of the revolving bank facility.

     (j) In March 2001, the Company issued Senior Notes for a principal amount of $250.0 million maturing in March 2006. A portion of $33.0 million of the Notes bears a floating interest rate, but has been swapped to fixed at the same rate as the coupon on the fixed rate portion. These Notes contain certain restrictions which are generally less restrictive than those on the revolving bank facility.

     (k) Other debts and capital leases are partially secured by assets. An amount of $38.6 million ($63.9 million as at December 31, 2000) is denominated in Euro currency, an amount of $18.8 million (nil as at December 31, 2000) is denominated in British pounds and an amount of $5.1 million ($7.0 million as at December 31, 2000) in Swedish krona. At December 31, 2001, these debts and capital leases bear interest at rates ranging from 0% to 10.5%.

     The Company was in compliance with all significant debt covenants at December 31, 2001.

     Principal repayments on long-term debt are as follows:

========================================================================================================================
     2002                                                                                               $       57.0
     2003                                                                                                       22.5
     2004                                                                                                       17.3
     2005                                                                                                       10.5
     2006                                                                                                      257.1
     2007 and thereafter                                                                                     1,654.5
========================================================================================================================


12.  OTHER LIABILITIES

========================================================================================================================
                                                                                              2001              2000
------------------------------------------------------------------------------------------------------------------------
     Pension liability                                                                   $    72.7         $    78.5
     Postretirement benefits                                                                  65.6              67.4
     Reserve for unfavourable leases acquired                                                 42.3              52.8
     Workers' compensation accrual                                                            24.0              27.6
     Reserve for environmental matters                                                        16.8              17.7
------------------------------------------------------------------------------------------------------------------------
                                                                                             221.4             244.0

     Other                                                                                    24.2              46.8
------------------------------------------------------------------------------------------------------------------------
                                                                                         $   245.6         $   290.8
========================================================================================================================


Quebecor World Inc. and its subsidiaries                                 Page 38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


13.  CONVERTIBLE NOTES


========================================================================================================================
                                                                         Maturity             2001             2000
------------------------------------------------------------------------------------------------------------------------
     Convertible senior subordinated notes 6.00% (a)                         2007       $    107.3        $    105.9
     Convertible subordinated debentures 7.00% (b)                           2004              6.0                -
     Convertible debentures of a subsidiary (c)                              2001               -               48.0
------------------------------------------------------------------------------------------------------------------------
                                                                                             113.3             153.9
     Less current portion                                                                       -               48.0
------------------------------------------------------------------------------------------------------------------------
                                                                                        $    113.3        $    105.9
========================================================================================================================


     (a) The convertible senior subordinated notes mature on October 1, 2007. The notes were issued by WCP and revalued in order to reflect their fair value at the time WCP was acquired based on the Company's borrowing rate for similar financial instruments. The equity component of the notes, which corresponds to the option of the holder to convert the notes into equity shares of the Company, was valued at the date of acquisition and classified as additional paid-in capital. Since the acquisition of WCP by the Company, each $1,000 tranche is convertible into 30.5884 Subordinate Voting Shares of the Company which corresponds to a price of $26.24 per share and $197.25 in cash. The notes are convertible at the option of the holder at any time, and redeemable at the option of the Company at a decreasing premium from October 2000 to the final maturity. Certain conditions apply to a redemption between October 2000 and October 2002. Pursuant to the terms of the convertible notes, the Company repurchased $7.6 million of the notes in 1999 following a tender offer at par for 100% of the face value of $151.8 million. The Company subsequently repurchased notes in the open market in 2000 for the principal amount of $24.7 million thereof. The aggregate principal amount of the notes, as at December 31, 2001, is $119.5 million ($119.5 million as at December 31, 2000). The number of equity shares to be issued upon conversion of the convertible notes would be 3,656,201.

     (b) In March 2001, a subsidiary of the Company issued convertible subordinated debentures maturing in May 2004. These debentures are convertible in subordinate voting shares of the Company at a conversion price of $25.00 per share. The debentures are not redeemable prior to maturity. The aggregate principal of the debentures, as at December 31, 2001, is $6.0 million. The number of equity shares to be issued upon conversion of the debentures would be 240,000.

     (c) A French subsidiary of the Company reimbursed in December 2001 the convertible debentures which had been issued, at the time of its acquisition in 1995. The total amount of convertible debentures outstanding as at December 31, 2000 was FF 344.0 million ($48.0 million).


Quebecor World Inc. and its subsidiaries                                 Page 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


14.  CAPITAL STOCK

     (a)  AUTHORIZED CAPITAL STOCK

          Equity shares:

               Multiple Voting Shares, authorized in an unlimited number, without par value, carrying ten votes per share, convertible at any time into Subordinate Voting Shares on a one-to-one basis.

               Subordinate Voting Shares, authorized in an unlimited number, without par value, carrying one vote per share.

          Preferred shares, authorized in an unlimited number, without par value, issuable in series; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue.

          The First Preferred Shares Series 2 are entitled to a fixed cumulative preferential cash dividend of Cdn $1.25 per share per annum, payable quarterly from March 1, 1998 to November 30, 2002, if declared. Thereafter, the annual dividend will be a floating adjustable cumulative preferential cash dividend based on prime rate and payable on a monthly basis, if declared.

          These preferred shares are redeemable in whole but not in part, at the Company's option, on December 1, 2002 at Cdn $25.00 per share and, subsequent to December 1, 2002, at Cdn $25.50. After December 1, 2002, these preferred shares may be converted into Series 3 cumulative redeemable First Preferred Shares under certain conditions.

          The Series 3 cumulative redeemable First Preferred Shares will be entitled to a cumulative fixed dividend set by the Company for a five-year period determined before the first initial quarterly dividend which would begin on December 1, 2002. These shares also will have redemption and conversion characteristics similar to the First Preferred Shares Series 2.

          The First Preferred shares Series 4 are entitled to a fixed cumulative preferential cash dividend of Cdn $1.6875 per share per annum, payable quarterly, if declared. On and after March 15, 2006, these preferred shares are redeemable at the option of the Company at Cdn $25.00, or with regulatory approval, the preferred shares may be converted into equity shares by the Company. On and after June 15, 2006, these preferred shares may be convertible at the option of the holder into equity shares, subject to the right of the Company prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

          The First Preferred shares Series 5 are entitled to a fixed cumulative preferential cash dividend of Cdn $1.7250 per share per annum, payable quarterly, if declared. On and after December 1, 2007, these preferred shares are redeemable at the option of the Company at Cdn $25.00, or with regulatory approval, the preferred shares may be converted into equity shares by the Company. On and after March 1, 2008, these preferred shares may be convertible at the option of the holder into equity shares, subject to the right of the Company prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

          Each series of Preferred Shares ranks on a parity with every other series of Preferred Shares.

     (b)  ISSUED AND OUTSTANDING SUBORDINATE VOTING SHARES

          In 1999, the Company issued 6,500,000 Subordinate Voting Shares for a cash consideration of Cdn $234.0 million ($159.2 million) before share issue expenses of Cdn $9.9 million ($6.7 million) recorded as a reduction of retained earnings.


Quebecor World Inc. and its subsidiaries                                 Page 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (b)  ISSUED AND OUTSTANDING SUBORDINATE VOTING SHARES (CONTINUED)

          Pursuant to the acquisition of WCP (note 7), the Company issued 10,927 Subordinate Voting Shares in 2000 in addition to the 25,045,200 issued in 1999 for a value determined at $23.61 per share based on an average market price before and after the date of the transaction. There were no share issue expenses in 2000 ($9.4 million in 1999) recorded as a reduction of retained earnings.

     (c)  ISSUED AND OUTSTANDING FIRST PREFERRED SHARES

          In February 2001, the Company issued 8,000,000 First Preferred Shares Series 4 for a cash consideration of Cdn $200.0 million ($130.2 million) before share issue expenses of Cdn $4.8 million ($3.1 million) recorded as a reduction of retained earnings.

          In August 2001, the Company issued 7,000,000 First Preferred Shares Series 5 for a cash consideration of Cdn $175.0 million ($113.9 million) before share issue expenses of Cdn $5.7 million ($3.7 million) recorded as a reduction of retained earnings.

     (d) SHARE REPURCHASE PROGRAM

          In 2000, the Company initiated a normal course issuer bid for a maximum of 8,000,000 Subordinate Voting Shares over the period from April 6, 2000 to April 5, 2001. During 2001, under this normal course issuer bid program, the Company had repurchased for cancellation 3,188,492 Subordinate Voting Shares for a net cash consideration of Cdn $114.9 million ($79.2 million). As at December 31, 2000, the Company had repurchased for cancellation 1,751,508 Subordinate Voting Shares for a net cash consideration of Cdn $59.2 million ($41.6 million).

          In 2001, the Company initiated another normal course issuer bid for a maximum of 8,800,000 Subordinate Voting Shares over the period from April 6, 2001 to April 5, 2002. As at December 31, 2001, the Company had repurchased for cancellation 3,543,700 Subordinate Voting Shares for a net cash consideration of Cdn $143.8 million ($98.2 million). As at December 31, 2001, the Company had committed to repurchase a total of 148,500 shares in January 2002 at settlement prices averaging Cdn $35.25 ($23.94) per share.


15.  STOCK PLANS

     (a)  EMPLOYEE SHARE PLANS

          In 2000, the Company adopted an Employee Stock Purchase Plan ("Plan") in the United States effective January 1, 2001. The number of shares that may be issued and sold under the Plan is limited to 2,000,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. The purpose of the Plan is to give eligible employees in the United States the opportunity to acquire shares of the Company's capital stock for up to 4% of their gross salaries and to have the Company contribute, on the employees' behalf, a further amount equal to 17.5% of the total amount invested by the employee. At December 31, 2001, 6,372 employees were participating in the plan. The total number of plan shares issued on behalf of employees, including the Company's contribution, was 270,843 in 2001, which represents compensation expenses amounting to $1.0 million in 2001.


Quebecor World Inc. and its subsidiaries                                 Page 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (a)  EMPLOYEE SHARE PLANS (CONTINUED)

          Effective September 1, 1998, an Employee Share Investment Plan ("ESIP") was implemented giving eligible employees in Canada the opportunity to subscribe for up to 4% of their gross salaries to purchase shares of the Company's capital stock and to have the Company invest, on the employee's behalf, a further 20% of the amount invested by the employee. At December 31, 2001, 2,072 employees (2,038 at December 31, 2000) were participating in the plan. The total number of ESIP shares issued on behalf of employees, including the Company's contribution, was 120,494 in 2001, 121,975 in 2000 and 87,270 in 1999,
          which represents compensation expenses amounting to $0.4 million in 2001 and $0.3 million in 2000 and $0.1 million in 1999.

     (b)  STOCK OPTION PLANS

          Under stock option plans, a total of 8,125,992 Subordinate Voting Shares have been reserved for plan participants. As of December 31, 2001, the number of Subordinate Voting Shares related to the stock options outstanding is 4,563,330. The subscription price is equal to the share market price at the date the options were granted. The options may be exercised during a period not exceeding ten years from the date they have been granted.

          The number of stock options outstanding fluctuated as follows:

========================================================================================================================
                                                                        2001                           2000
------------------------------------------------------------------------------------------------------------------------
                                                                             Weighted                       Weighted
                                                                              average                        average
                                                                             exercise                       exercise
                                                                  Options       price            Options       price
------------------------------------------------------------------------------------------------------------------------
         Balance, beginning of year                             4,297,478   $   19.73          4,127,254   $  19.82
         Issued                                                   651,276       22.01            252,495      20.68
         Exercised                                               (385,424)      12.91            (82,271)      7.77
------------------------------------------------------------------------------------------------------------------------
         Balance, end of year                                   4,563,330   $   20.07          4,297,478   $  19.73
------------------------------------------------------------------------------------------------------------------------
         Options exercisable, end of year                       2,444,969   $   19.05          1,897,680   $  17.83
========================================================================================================================

          The following table summarizes information about stock options outstanding at December 31, 2001:


========================================================================================================================
                                                    Options outstanding                     Options exercisable
------------------------------------------------------------------------------------------------------------------------
                                                           Weighted
                                                            average
                                                          remaining         Weighted                        Weighted
                                             Number     contractual          average         Number          average
         Range of exercise prices       outstanding  life (in years)   exercise price    exercisable   exercise price
------------------------------------------------------------------------------------------------------------------------
         $ 9 - $ 12                         170,084            2.6       $     10.44        170,084      $    10.44
         $ 12 - $ 15                        247,509            5.3             14.13        177,184           14.04
         $ 15 - $ 18                        784,784            6.0             16.77        637,095           16.74
         $ 18 - $ 21                        739,922            7.2             20.19        421,645           20.29
         $ 21 - $ 24                      2,621,031            8.0             22.21      1,038,961           22.23
------------------------------------------------------------------------------------------------------------------------
                                          4,563,330            7.2       $     20.07      2,444,969      $    19.05
========================================================================================================================


Quebecor World Inc. and its subsidiaries                                 Page 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


16.  TRANSLATION ADJUSTMENT

     The change in the translation adjustment included in shareholders' equity is the result of the fluctuation of the exchange rates on translation of net assets of self-sustaining foreign operations not denominated in US dollars.

17.  FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

     (a)  FAIR VALUE OF FINANCIAL INSTRUMENTS

          The carrying values of cash and cash equivalents, trade receivables, bank indebtedness, trade payables and accrued liabilities approximate their fair values because of the short-term nature of these items.

          The following table summarizes the book value and fair value at December 31, 2001 and 2000 of those financial instruments having a fair value different from their book value as at December 31. The fair values of the financial liabilities are estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity. The fair values of the derivative financial instruments are estimated using year-end market rates, and reflect the amount that the Company would receive or pay if the instruments were closed out at these dates.


========================================================================================================================
                                                                      2001                            2000
                                                            BOOK VALUE    FAIR VALUE       Book Value     Fair Value
------------------------------------------------------------------------------------------------------------------------
         Financial liabilities
              Long-term debt(1)                            $ (2,018.9)   $  (2,073.9)     $  (2,054.8)   $  (2,056.4)
              Convertible notes(1)                             (113.3)        (119.5)          (153.9)        (159.1)

         Derivative financial instruments
              Interest rate swap agreements                       -            (11.7)             -             (0.1)
              Foreign exchange forward contracts                  -            (17.5)             -            (10.7)
              Cross currency interest rate swaps                  -              3.0              -              1.3
              Commodity swaps                                     -             (1.7)             -               -
              Equity forwards                                     -               -               -              1.3
========================================================================================================================


         (1)  Including current portion

     (b)  FOREIGN EXCHANGE RISK MANAGEMENT

          The Company enters into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage its foreign exchange exposure on certain liabilities. The amounts of outstanding contracts at year-end, presented by currency, are included in the tables below:


Quebecor World Inc. and its subsidiaries                                 Page 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (b)  FOREIGN EXCHANGE RISK MANAGEMENT (CONTINUED)

          Foreign exchange forward contracts

========================================================================================================================
                                                                   2001                                2000
------------------------------------------------------------------------------------------------------------------------
         Currencies                                     Notional         Average            Notional         Average
         (sold / bought)                              amounts(1)            rate           amounts(1)           rate
------------------------------------------------------------------------------------------------------------------------
         $ / Cdn $
              Less than 1 year                        $    124.1         0.6981           $    122.6         0.6898
              Between 1 and 3 years                        115.6         0.6526                161.3         0.7008

         Euro / $
              Less than 1 year                              23.3         0.9155                 14.0         1.0633
              Between 1 and 3 years                           -              -                   2.1         0.9033

         SEK / $
              Less than 1 year                              19.6        10.5615                 16.2         9.6400

         GBP / Euro
              Less than 1 year                              13.3         0.6238                 40.8         0.6074
              Between 1 and 3 years                           -              -                   2.2         0.6222

         Other
              Less than 1 year                              39.8             -                  27.0              -
              Between 1 and 3 years                           -              -                   0.4              -
------------------------------------------------------------------------------------------------------------------------
                                                      $    335.7                          $    386.6
========================================================================================================================


       (1) Transactions in foreign currencies translated into dollars using the closing exchange rate as at December 31, 2001 and 2000.

    Cross-currency interest rate swaps

========================================================================================================================
                                                                   2001                                2000
------------------------------------------------------------------------------------------------------------------------
         Currencies                                     Notional         Average            Notional         Average
         (sold / bought)                               amounts(2)           rate           amounts(2)           rate
------------------------------------------------------------------------------------------------------------------------
         Euro / $
              Less than 1 year                        $     51.1         1.1151           $     88.6         1.0551
              Between 1 and 3 years                         81.7         1.1144                 25.5         1.1355

         SEK / $
              Less than 1 year                              15.2         9.8450                 18.4         8.1650
              Between 1 and 2 years                         14.2        10.5600                 15.2         9.8450
------------------------------------------------------------------------------------------------------------------------
                                                      $    162.2                          $    147.7
========================================================================================================================


       (2) Transactions in foreign currencies translated into dollars using the closing exchange rate as at December 31, 2001 and 2000.


Quebecor World Inc. and its subsidiaries                                 Page 44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (c) INTEREST RATE RISK MANAGEMENT

          The Company has entered into interest rate swaps to manage its interest rate exposure. The Company is committed to exchange, at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts.

         The amounts of outstanding contracts at year-end, presented by currency, are included in the tables below:



========================================================================================================================
         MATURITY                     NOTIONAL                                      FIXED              FLOATING
                                       AMOUNT             PAY/RECEIVE                RATE                  RATE
------------------------------------------------------------------------------------------------------------------------
         $
         Less than 1 year               $350.0        Company pay fixed/        1.96 - 3.03%         Libor 1 month
                                                       receive floating

         Between 1 and 5 years          $283.0        Company pay fixed/        5.20 - 7.20%        Libor 3 months
                                                       receive floating                             plus 0% - 1.36%

         Between 4 and 6 years          $250.0       Company pay floating/      7.20 - 7.25%        Libor 3 months
                                                        receive fixed                             plus 2.15% - 2.18%

         CDN $
         Less than 1 year            Cdn$170.0        Company pay fixed/        4.33 - 4.48%      Banker's acceptance
                                                       receive floating                                 1 month
         Euro
         Between 1 and 2 years        Euro 3.4        Company pay fixed/            5.75%          Euribor 3 months
                                                       receive floating
========================================================================================================================

     (d)  COMMODITY RISK

          The Company has entered into a commodity swap to manage a portion of its Canadian natural gas exposure. The Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating Canadian natural gas price index on a notional quantity of 1,293,000 gigajoules in total for 2002 and 2003.

     (e)  CREDIT RISK

          The Company is exposed to credit losses resulting from defaults by counterparties when using financial instruments.

          When the Company enters into derivative financial instruments, the counterparties are international and Canadian banks having a minimum credit rating of A- by Standard & Poor's or of A3 by Moody's and are subject to concentration limits. The Company does not foresee any failure by the counterparties in meeting their obligations.

          The Company, in the normal course of business, continuously monitors the financial condition of its customers and reviews the credit history of each new customer. At December 31, 2001, no customer balance represents a significant portion of the Company's consolidated trade receivables. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy.


Quebecor World Inc. and its subsidiaries                                 Page 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (e)  CREDIT RISK (CONTINUED)

          The Company believes that the product and geographic diversity of its customer base is instrumental in reducing its credit risk, as well as the impact on the Company of fluctuations in local market or product-line demand. The Company has long-term contracts with most of its largest customers. These contracts usually include price adjustment clauses based on the cost of paper, ink and labor. The Company does not believe that it is exposed to an unusual level of customer credit risk.


18.  COMMITMENTS AND CONTINGENCIES

     (a)  LEASES

          The Company rents premises and equipment under operating leases which expire at various dates up to 2014 and for which minimum lease payments total $432.2 million.

          Annual minimum payments under these leases are as follows:

============================================================================
         2002                                                 $      83.6
         2003                                                        76.7
         2004                                                        61.6
         2005                                                        64.5
         2006                                                        46.2
         2007 and thereafter                                         99.6
============================================================================

          Rental expenses for operating leases were $83.0 million, $ 102.8 million and $ 64.0 million for the years 2001, 2000 and 1999.

     (b)  EQUIPMENT

          As at December 31, 2001, the Company had commitments to purchase equipment for a total value of approximately $17.7 million.

     (c)  ENVIRONMENT

          The Company is subject to various laws, regulations and government policies principally in North America and Europe, relating to health and safety, to the generation, storage, transportation, disposal and environmental emissions of various substances, and to environment protection in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon the Company's competitive or consolidated financial position.

     (d)  BUSINESS ACQUISITIONS

          On September 27, 2001, the Company signed a binding agreement pending regulatory approval to purchase the European printing assets of Hachette Filipacchi Medias. The transaction should amount to approximately $60 million in cash and assumption of debt.


Quebecor World Inc. and its subsidiaries                                 Page 46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


19.  RELATED PARTY TRANSACTIONS

     The Company entered into the following transactions, at prices and conditions prevailing on the market, with related parties and were accounted for the amount of cash consideration:

========================================================================================================================
                                                                            2001              2000             1999
------------------------------------------------------------------------------------------------------------------------
     Revenues                                                           $   32.0         $    19.0         $    17.3
     Purchases                                                              15.7              13.5              24.4
     Interest income                                                           -                -               (0.1)
     Management fees charged by Quebecor Inc.                                3.8               3.6               8.5
========================================================================================================================

     For the year ended December 31, 1999, fees charged by Quebecor Inc. included an amount of $6.5 million in connection with the acquisition of WCP and the related issuance of equity as well as management fees charged in the normal course of business.

20.  PENSION AND OTHER POSTRETIREMENT BENEFITS

     The Company maintains defined benefit pension plans for its employees. The Company's policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company's various pension plans were performed during the last three years.

     The Company provides postretirement benefits to eligible employees. The costs of these benefits, which are principally health care, are accounted for during employees' active service period.

     The following table is based on a September 30th measurement date in 2001 and a December 31st measurement date in 2000. The table provides a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets for the fiscal years ended December 31, 2001 and December 31, 2000 and a statement of the funded status as at December 31, 2001 and December 31, 2000:


Quebecor World Inc. and its subsidiaries                                 Page 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

========================================================================================================================
                                                                           Pension                  Postretirement
                                                                          Benefits                    Benefits
------------------------------------------------------------------------------------------------------------------------
                                                                    2001           2000          2001          2000
------------------------------------------------------------------------------------------------------------------------
     CHANGE IN BENEFIT OBLIGATION
       Benefit obligation, beginning of year                    $   624.4     $   573.1      $   70.5      $    66.3
       Change in measurement date                                   (26.4)           -            1.1             -
       Service cost                                                  25.0          21.2           0.8            0.7
       Interest cost                                                 48.5          45.3           5.4            5.3
       Plan participants' contributions                               4.0           3.3           2.0            0.5
       Plan amendments                                                5.3           0.5          (1.1)            -
       Curtailment loss (gain)                                        0.9           0.3          (2.4)          (0.7)
       Settlement loss                                                 -            0.3            -              -
       Actuarial loss                                                77.7          25.5           8.5            3.7
       Change in assumptions                                          3.9           8.6           0.2            0.8
       Benefits paid                                                (40.8)        (50.4)         (7.8)          (6.0)
       Settlement paid                                                 -           (0.4)           -              -
       Foreign currency changes                                       9.0          (2.9)         (0.2)          (0.1)
------------------------------------------------------------------------------------------------------------------------
       Benefit obligation, end of year                          $   731.5     $   624.4      $   77.0      $    70.5
========================================================================================================================

     CHANGE IN PLAN ASSETS
       Fair value of plan assets, beginning of year             $   566.0     $   553.1      $     -       $      -
       Change in measurement date                                    47.7            -             -              -
       Actual return on plan assets                                (123.6)         44.7            -              -
       Employer contributions                                        17.3          18.6           5.8            5.5
       Plan participants' contributions                               4.0           3.3           2.0            0.5
       Settlement loss                                                 -             -             -              -
       Settlement paid                                                 -           (0.4)           -              -
       Benefits paid                                                (40.8)        (50.4)         (7.8)          (6.0)
       Foreign currency changes                                      11.3          (2.9)           -              -
------------------------------------------------------------------------------------------------------------------------
       Fair value of plan assets, end of year                   $   481.9     $   566.0      $     -       $      -
========================================================================================================================

     RECONCILIATION OF FUNDED STATUS
       Funded status                                            $  (249.6)    $   (58.4)     $  (77.0)     $   (70.5)
       Unrecognized net transition asset                             (5.4)         (4.2)           -              -
       Unrecognized prior service cost                                7.0           2.6          (0.6)            -
       Unrecognized actuarial loss                                  194.0           4.7           7.7            1.3
       Adjustment for fourth quarter contributions                    4.2            -            1.4             -
       Valuation allowance                                           (0.1)         (1.1)           -              -
------------------------------------------------------------------------------------------------------------------------
       Net amount recognized                                    $   (49.9)    $   (56.4)     $  (68.5)     $   (69.2)
========================================================================================================================

     Included in the above benefit obligation and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:


========================================================================================================================
                                                                           Pension                  Postretirement
                                                                          Benefits                    Benefits
------------------------------------------------------------------------------------------------------------------------
                                                                    2001           2000          2001          2000
------------------------------------------------------------------------------------------------------------------------

     Benefit obligation                                         $  (719.1)    $  (446.9)     $  (77.0)     $   (70.5)
     Fair value of plan assets                                      467.6         342.3           -               -
------------------------------------------------------------------------------------------------------------------------
     Funded status - plan deficit                               $  (251.5)    $  (104.6)     $  (77.0)     $   (70.5)
========================================================================================================================

Quebecor World Inc. and its subsidiaries                                 Page 48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table provides the amounts recognized in the consolidated balance sheets:


========================================================================================================================
                                                                           Pension                  Postretirement
                                                                          Benefits                    Benefits
------------------------------------------------------------------------------------------------------------------------
                                                                    2001           2000          2001          2000
------------------------------------------------------------------------------------------------------------------------
     Accrued benefit liability                                  $   (74.2)    $   (86.3)     $  (68.5)     $   (69.2)
     Prepaid benefit costs                                           24.3          29.9            -              -
------------------------------------------------------------------------------------------------------------------------
     Net amount recognized                                      $   (49.9)    $   (56.4)     $  (68.5)     $   (69.2)
========================================================================================================================


     The following table provides the components of net periodic benefit cost:


========================================================================================================================
                                                              Pension                         Postretirement
                                                             Benefits                            Benefits
------------------------------------------------------------------------------------------------------------------------
                                                   2001        2000        1999        2001        2000        1999
------------------------------------------------------------------------------------------------------------------------
     Service cost                               $  25.0     $  21.2     $  19.9     $   0.8     $   0.7     $    0.7
     Interest cost                                 48.5        45.3        32.6         5.4         5.3          3.3
     Expected return on plan assets               (58.1)      (53.8)      (34.7)         -            -           -
     Amortization of transitional assets           (0.6)       (0.5)       (0.3)         -            -           -
     Amortization of prior service cost             0.3         0.3         0.2        (0.4)          -           -
     Amortization of actuarial (gain) loss         (0.9)       (1.8)        0.4          -            -          0.1
     Curtailment loss (gain)                        0.9          -          1.6        (0.4)       (0.5)          -
     Valuation allowance                           (0.9)       (3.0)        4.1          -            -           -
------------------------------------------------------------------------------------------------------------------------
     Net periodic cost                          $  14.2     $   7.7     $  23.8     $   5.4     $   5.5     $    4.1
========================================================================================================================


     The weighted average assumptions used in the measurement of the Company's benefit obligation are as follows:

========================================================================================================================
                                                              Pension                         Postretirement
                                                             Benefits                            Benefits
------------------------------------------------------------------------------------------------------------------------
                                                   2001        2000         1999        2001        2000        1999
------------------------------------------------------------------------------------------------------------------------
     Discount rate                                 7.0%        7.7%        7.9%         7.2%        7.7%        7.9%
     Expected return on plan assets                9.7%        9.7%        9.2%           -           -           -
     Rate of compensation increase                 3.4%        3.7%        4.4%           -           -           -
========================================================================================================================


Quebecor World Inc. and its subsidiaries                                 Page 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.8% at the end of 2001 and the same as 2000 and is expected to decrease gradually to 5.0% in 2008 and remain at that level thereafter. A one percentage point change in assumed health care cost trend would have the following effects:


========================================================================================================================
                                                                                    POSTRETIREMENT BENEFITS
------------------------------------------------------------------------------------------------------------------------
     Sensitivity analysis                                                         1% increase           1% decrease
------------------------------------------------------------------------------------------------------------------------
     Effect on service and interest costs                                           $  0.6                $ (0.5)
     Effect on benefit obligation                                                      5.8                  (5.2)
========================================================================================================================


21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

     The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the consolidated statements.

     (a)  RECONCILIATION OF NET INCOME AND EARNINGS PER SHARE

          The application of GAAP in the United States would have the following effects on net income as reported:


========================================================================================================================
                                                                                  2001          2000          1999
-----------------------------------------------------------------------------------------------------------------------

         NET INCOME, AS REPORTED IN THE CONSOLIDATED
            STATEMENTS OF INCOME PER GAAP IN CANADA                           $   22.4       $ 295.4       $  77.5

         Adjustments, net of applicable income taxes
              Employee stock purchase plan in the
                United States (a) (i)                                              0.6            -              -
              Stock option plans (a) (i)                                          (0.9)           -              -
              Repurchase of convertible senior
                subordinated notes (a) (ii)                                         -           (0.8)            -
              Business process reegineering costs (a) (iii)                         -             -            1.0
-----------------------------------------------------------------------------------------------------------------------
                                                                                  (0.3)         (0.8)          1.0
-----------------------------------------------------------------------------------------------------------------------
         NET INCOME, AS ADJUSTED PER GAAP IN THE UNITED STATES                    22.1       $ 294.6       $  78.5

         Net income available to holders of preferred shares                     (21.9)        (10.1)        (10.1)
-----------------------------------------------------------------------------------------------------------------------
         Net income per GAAP in the United States available
            to holders of equity shares                                            0.2         284.5          68.4
         Income impact on assumed conversion of convertible
            notes, net of applicable income taxes                                   -            4.5           1.0
-----------------------------------------------------------------------------------------------------------------------
         Net income per GAAP in the United States adjusted for
            dilution effect                                                   $    0.2       $ 289.0       $  69.4
========================================================================================================================


Quebecor World Inc. and its subsidiaries                                 Page 50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

     (a) RECONCILIATION OF NET INCOME AND EARNINGS PER SHARE (CONTINUED)

========================================================================================================================
                                                                                  2001          2000          1999
-----------------------------------------------------------------------------------------------------------------------
         Average number of equity shares outstanding (in millions):
           Basic                                                                 142.2         147.0         125.4
           Diluted                                                               143.0         151.7         127.2
========================================================================================================================
         Earnings per shares as adjusted per GAAP in the
           United States
           Basic                                                              $     -        $  1.93       $  0.55
           Diluted                                                            $     -        $  1.90       $  0.55
========================================================================================================================


          (i)  STOCK-BASED COMPENSATION

               Under GAAP in the United States, in accordance with the provisions of SFAS No. 123, "Accounting for stock-based compensation", the Company applies Accounting Principles Board Opinion No. 25, "Accounting for stock issued to employees" (APB
               25) and related interpretations in accounting for its employee share plans and stock options plans.

                    EMPLOYEE STOCK PURCHASE PLAN IN THE UNITED STATES:

                    Under the provisions of APB 25, the Employee Share Plans are accounted for as non-compensatory. There are no similar requirements under GAAP in Canada and the Company's contribution is accounted for as compensation expenses.

                    STOCK OPTION PLANS:

                    The Company awarded a special performance grant to certain executives. Under the provisions of APB 25, those grants are accounted for as compensatory. There are no similar requirements under GAAP in Canada.

          (ii) REPURCHASE OF CONVERTIBLE SENIOR SUBORDINATED NOTES

               Under GAAP in Canada, the equity component of the convertible notes is recorded under shareholders' equity as additional paid-in capital. Regarding the repurchase of convertible notes, the Company is required to allocate the consideration paid on extinguishment to the liability and equity components of the convertible notes based on their fair values at the date of the transaction. The amount of gain (loss) relating to the liability element is recorded to income and the difference between the carrying amount and the amount considered to be settled relating to the conversion option element is treated as an equity transaction. Under GAAP in the United States, the allocation to equity is not required and the gain (loss) is recorded through income in the period of extinguishment.


Quebecor World Inc. and its subsidiaries                                 Page 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

     (a)  RECONCILIATION OF NET INCOME AND EARNINGS PER SHARE (CONTINUED)

          (iii) BUSINESS PROCESS REENGINEERING COSTS

               Under GAAP in Canada, certain costs incurred in connection with a consulting contract or an internal project that combines business process reengineering and information technology transformation have been deferred in the consolidated balance sheets under the items "Other assets" or " Property, plant and equipment" and amortized over periods varying from three to five years. Under GAAP in the United States effective in 1997, these costs should be expensed as incurred.

          (iv) PRESENTATION OF RESTRUCTURING AND OTHER CHARGES

               United States GAAP requires that restructuring and other charges be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before these restructuring and other charges. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before restructuring and other charges referred to above.

          (v)  PRESENTATION OF GOODWILL AMORTIZATION

               Under GAAP in Canada, goodwill amortization is presented, net of related income taxes, and is excluded from the calculation of operating income. Under GAAP in the United States, goodwill amortization is included in the computation of operating income and is presented as an operating expense.

     (b)  EFFECT ON CONSOLIDATED BALANCE SHEETS

          The application of GAAP in the United States would have the following effects on the consolidated balance sheets, as reported:

========================================================================================================================
                                                                 2001                            2000
-----------------------------------------------------------------------------------------------------------------------
                                                          CANADA      UNITED STATES        Canada     United States
-----------------------------------------------------------------------------------------------------------------------
         ASSETS
           Deferred income taxes (b) (i)              $     58.0         $     68.6    $     58.1        $    58.1
           Prepaid expenses (b) (i)                         24.1               27.1          26.0             26.0
           Other assets (b) (ii)                           132.0              134.0         156.9            156.9

         LIABILITIES AND SHAREHOLDERS' EQUITY
            Accrued liabilities (b) (i)                    561.2              592.1         522.9            522.9
           Deferred income taxes (b) (i) (ii)              234.0              207.4         326.1            326.1
           Other liabilities (b) (ii)                      245.6              319.2         290.8            290.8
           Convertible notes (a) (ii)                      113.3              129.1         105.9            121.8
           Additional paid-in capital (a) (i) (ii)         104.6               89.3         104.6             88.8
            Translation adjustment (c)                    (146.5)                -         (132.2)               -
            Accumulated other comprehensive
              income (loss) (b) (i) (ii)                      -              (209.0)           -            (132.2)
========================================================================================================================


Quebecor World Inc. and its subsidiaries                                 Page 52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

     (b)  EFFECT ON CONSOLIDATED BALANCE SHEETS (CONTINUED)

          (i)  ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

               Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS
               133). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. The Company recorded the cumulative effect of change in other comprehensive income (loss) upon the adoption of SFAS 133.

               The Company utilizes forward exchange currency contracts, interest rate and commodity SWAP to enhance its ability to manage risk relating to cash flow exposure. The Company does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered or the date of transition, the Company designates the derivative as a hedge. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from accumulated other comprehensive income
               (loss) to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

               Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

          (ii) PENSION AND POSTRETIREMENT PLANS

               GAAP in the United States requires recognition of an additional minimum liability when the accumulated benefit obligation exceeds the fair value of plan assets. If an additional minimum liability is recognized, a portion is recognized as an intangible asset up to the amount of unrecognized prior service cost and the excess is recognized in a separate component in the other comprehensive income, net of tax benefits. Under GAAP in Canada, such adjustment is not required.

     (c)  COMPREHENSIVE INCOME (LOSS)

          Moreover, the application of GAAP in the United States requires the disclosure of comprehensive income (loss) in a separate financial statement, which includes the net income as well as revenues, charges, gains and losses recorded directly to equity.


Quebecor World Inc. and its subsidiaries                                 Page 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

     (c)  COMPREHENSIVE INCOME (LOSS) (CONTINUED)


========================================================================================================================
                                                                        2001                2000               1999
------------------------------------------------------------------------------------------------------------------------
         Net income, as adjusted per GAAP
           in the United States                                    $     22.1         $    294.6         $    78.5

         Cumulative effect of change in accounting principles,
           net of income taxes of $3.3 (b) (i)                           (6.3)                -                  -
         Loss on hedging activities,
           net of income taxes of $6.3 (b) (i)                          (12.0)                -                  -
         Additional minimum liability, net of income
           taxes of $27.4 (b) (ii)                                      (44.2)                -                  -
         Currency translation adjustment                                (14.3)             (37.1)            (43.2)
-----------------------------------------------------------------------------------------------------------------------
         Other comprehensive income (loss)                              (76.8)             (37.1)            (43.2)
         Comprehensive income (loss) as per
           GAAP in the United States                               $    (54.7)        $    257.5         $    35.3
========================================================================================================================


22.  SEGMENT DISCLOSURE

     The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. In prior years, Canada and the United States were considered as separate reportable segments. Segment information for these periods has been restated to conform with the current year's presentation.

     These segments are managed separately, since they all require specific market strategies. The Company assesses the performance of each segment based on operating income before restructuring and other charges.

     Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Intersegment sales are made at fair market value, which approximate those prevailing on the markets serviced. Management of financial expenses and income tax expense is centralized and, consequently, these expenses are not allocated among these segments.


Quebecor World Inc. and its subsidiaries                                 Page 54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


========================================================================================================================
                                 North                           Latin                       Inter-
                            America (1)        Europe          America         Other        segment           Total
------------------------------------------------------------------------------------------------------------------------
     REVENUES
         2001                $  5,268.1     $    891.3      $   161.4      $      -       $    (0.7)      $  6,320.1
         2000                   5,518.9          890.4          112.0             -            (0.2)         6,521.1
         1999                   3,910.1          944.9           95.8             -             1.7          4,952.5

     DEPRECIATION AND AMORTIZATION
         2001                     277.9           50.7            8.2            1.0             -             337.8
         2000                     289.0           48.8            5.6            1.7             -             345.1
         1999                     225.6           53.0            5.9            1.5             -             286.0

     OPERATING INCOME BEFORE  RESTRUCTURING AND OTHER CHARGES
         2001                     564.3           53.9           10.4          (10.8)            -             617.8
         2000                     628.0           61.1            6.5           29.2             -             724.8
         1999                     384.8           68.1            7.6           12.0             -             472.5

     GOODWILL AMORTIZATION, NET OF INCOME TAXES
         2001                      55.7            5.4            0.5           (0.2)            -              61.4
         2000                      51.0            9.1            0.4             -              -              60.5
         1999                      25.3            5.9            0.3            0.2             -              31.7

     ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
         2001                     180.6           43.3           40.8           13.6             -             278.3
         2000                     198.7           27.5           12.0            4.0             -             242.2
         1999                     143.4           46.3            4.4            0.6             -             194.7

     PROPERTY, PLANT AND EQUIPMENT
         2001                   2,138.7          389.1          110.5           (4.3)            -           2,634.0
         2000                   2,238.2          399.1           51.0           (5.3)            -           2,683.0

     GOODWILL
         2001                   2,191.4          270.8           18.4           (9.9)            -           2,470.7
         2000                   2,162.0          294.4           14.0          (10.9)            -           2,459.5

     TOTAL ASSETS
         2001                   5,009.3          803.9          248.9           87.8             -           6,149.9
         2000                   5,268.6          985.4          144.6           86.1             -           6,484.7
========================================================================================================================

     (1) Includes Revenues amounting to $1,096.9 million ($1,049.8 million in 2000 and $972.4 million in 1999), Property, plant and equipment amounting to $324.7 million ($340.4 million in 2000) and Goodwill amounting to $32.0 million ($35.0 million in 2000) for Canada.


Quebecor World Inc. and its subsidiaries                                 Page 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company carries out international commercial printing operations, and offers to its customers a broad range of printed products and related communication services, such as magazines, retail inserts, catalogs, specialty printing and direct mail, books, directories, pre-media, logistics, and other value-added services.

     Revenues per product are as follows:


========================================================================================================================
                                                          2001                     2000                     1999
------------------------------------------------------------------------------------------------------------------------
     Magazines                                  $ 1,660.2    26.2%       $  1,817.1   27.9%       $  1,463.9    29.6%

     Retail inserts                               1,306.8    20.7           1,168.1   17.9           1,041.5    21.0

     Catalogs                                     1,054.9    16.7           1,065.8   16.3             770.5    15.6

     Specialty printing and
       direct mail                                  790.4    12.5             920.5   14.1             530.7    10.7

     Books                                          718.0    11.4             790.9   12.1             634.4    12.8

     Directories                                    404.0     6.4             352.9    5.4             234.4     4.7

     Pre-media, logistics, and
        other value-added services                  385.8     6.1             405.8    6.3             277.1     5.6

------------------------------------------------------------------------------------------------------------------------
                                                $ 6,320.1   100.0%       $  6,521.1  100.0%       $  4,952.5   100.0%
========================================================================================================================


     The Company's operations are managed by eight distinct business groups. Each business group is accountable primarily for one product, group of products or geographic region.

     Revenues per business groups are as follows:


========================================================================================================================
                                                          2001                     2000                     1999
------------------------------------------------------------------------------------------------------------------------
     Magazines & Catalog                        $ 1,771.9    28.0%       $  2,004.9   30.7%       $  1,348.5    27.2%

     Retail                                       1,117.7    17.7             959.3   14.7             826.4    16.7

     Commercial & Direct                            864.8    13.7             999.1   15.3             543.0    11.0

     Book                                           513.4     8.1             596.5    9.1             455.6     9.2

     Directory                                      465.5     7.4             427.0    6.5             257.4     5.2

     Other revenues                                 534.1     8.5             531.9    8.3             480.9     9.7

     Europe                                         891.3    14.1             890.4   13.7             944.9    19.1

     Latin America                                  161.4     2.5             112.0    1.7              95.8     1.9
------------------------------------------------------------------------------------------------------------------------
                                                $ 6,320.1   100.0%       $  6,521.1  100.0%       $  4,952.5   100.0%
========================================================================================================================


Quebecor World Inc. and its subsidiaries                                 Page 56